What Does LOWE'S Have In Common With This Home?

2005 ANNUAL REPORT



Business Description

Lowe's Companies, Inc. is a $43.2 billion retailer, offering a complete line of home improvement products and services. The company, through its subsidiaries, serves more than 12 million do-it-yourself, do-it-for-me and Commercial Business Customers each week through 1,234 stores in 49 states. Lowe's is the world's second-largest home improvement retailer and the 7th largest retailer in the U.S. Based in Mooresville, N.C., the 60-year-old company employs more than 185,000 people. Lowe's has been a publicly held company since October 10, 1961. The company's stock is listed on the New York Stock Exchange with shares trading under the symbol LOW. For more information, visit www.Lowes.com.

Financial Highlights

IN MILLIONS, EXCEPT PER SHARE DATA

	Increase Over 2004	*Fiscal 2005*[1]	*Fiscal 2004*
Net Sales	18.6%	$43,243	$36,464
Gross Margin	62 bps[2]	34.23%	33.61%
Pre-Tax Earnings	27.4%	$ 4,506	$ 3,536
Net Earnings	27.3%	$ 2,771	$ 2,176
Earnings Per Share			
Basic Earnings Per Share	27.1%	$ 3.56	$ 2.80
Diluted Earnings Per share	27.7%	$ 3.46	$ 2.71
Cash Dividends Per Share	46.7%	$ 0.22	$ 0.15

[1]Fiscal 2005 contained 53 weeks vs. 52 weeks in fiscal 2004
[2]Basis points

Sales Growth

IN BILLIONS OF DOLLARS

By improving the shopping experience for our customers, we have grown sales from $6.4 billion in fiscal 1994 to $43.2 billion in fiscal 2005. That represents an 11-year compound annual growth rate of 19%.



36
27
18
9
0
95 96 97 98 99 00 01 02 03 04 05

Net Earnings Growth

IN MILLIONS OF DOLLARS



3,000
2,500
2,000
1,500
1,000
500
0
94 95 96 97 98 99 00 01 02 03 04 05

Our net earnings are growing faster than sales as we work to become more efficient in our operations. Growing from $216 million in fiscal 1994 to almost $2.8 billion in fiscal 2005, our 11-year compound annual growth rate is 26%.



A Solid Foundation...Room To Grow... And Endless Opportunities For Improvement.

Whether it's our stores or your home, there's always opportunity for improvement. This continuous drive for improvement is what defines Lowe's as a retailer and as an organization.

Letter to Our Shareholders

By any measure, 2005 was another great year for Lowe's. Our strong financial results for the year, including 19 percent sales growth, 6 percent comparable store sales growth and 27 percent net earnings growth, provide evidence that customer-focused programs throughout our organization are driving repeat business and attracting new customers to our stores.

During 2005, our stores completed nearly 640 million transactions, which is equal to 1,200 transactions per minute. As CEO of Lowe's, I have the privilege every day to work with a great team that is focused on customers and delivering great service with every transaction. This is one of the key drivers that has made Lowe's successful for the past 60 years.

The continued enthusiasm and commitment of our more than 185,000 employees to delivering excellent customer service is helping us realize our vision of making Lowe's the first choice for home improvement in each and every market we serve.

Our success in consistently growing comp sales and average sales per store is a validation that we are meeting the needs of customers and our business initiatives are well-executed.

Driving our top-line growth in 2005 was our continued expansion as we opened 150 stores, including our first stores in New Hampshire. We ended the fiscal year with 1,234 stores in 49 states, with approximately 55 percent in the top 100 markets. We will continue to add stores in these markets, which represent a significant opportunity for further market share gains. Our store expansion plan for 2006 includes opening 155 new stores in great locations around the country. Fueling our growth pipeline are the approximately 400 future sites currently approved through our real estate committee, and of those, more than 65 percent are in the nation's top 100 markets. In addition, during 2005 we announced plans to expand our retail store presence outside of the United States, with the opening of six to 10 stores in Toronto, Canada, in 2007.

Opening new stores in new markets is just one aspect of our growth strategy. Equally important is driving sales in our existing stores by improving the shopping experience and adding compelling and innovative products to our shelves. Our merchandising teams continue to work closely with our vendor partners to add new products that inspire customers to improve their homes. Recent additions to our merchandising assortment include the introduction of Samsung high-efficiency digital kitchen appliances to our strong appliance offering and the addition of John Deere mowers to our already successful outdoor power equipment lineup for the 2006 spring season. We're experiencing great results from these brands as well as many others we've added throughout the year.

A strong driver of our performance is also continued investment in our existing stores, so we are diligent about making our older stores appear as fresh and inviting as our newest locations. In 2005, we invested $650 million in our existing store base, and in 2006 we plan to invest $800 million in maintenance, signage, displays and other upgrades we believe are essential for maintaining a superior shopping environment.

Customer-focused employees and great stores with inspiring products drove comparable store sales growth of 6.1 percent in 2005. We achieved this comp on top of a 6.6 percent increase in 2004, 6.7 percent in 2003 and 5.8 percent in 2002, resulting in a four-year average comparable store sales increase of 6.3 percent. Our comp store sales growth, combined with great new store locations, has led to an increase in average sales per store from $20 million in 1994 to over $37 million in 2005. Our success in consistently growing comp sales and average sales per store is a validation that we are meeting the needs of customers and our business initiatives are well-executed.



Robert A. Niblock
Chairman of the Board, President and Chief Executive Officer

As we continue to enhance our offering, we are keenly aware of demographic and societal trends shaping the needs and desires of homeowners and the professionals who provide service to them. Our Big 3 sales initiatives of Installed Sales, Special Order Sales (SOS), and sales to the Commercial Business Customer (CBC) are no exception. These well-defined and ever-improving initiatives are not new for Lowe's, nor are the trends driving their success. They continue to align with customer needs, drive traffic, grow average ticket and deliver comp sales above the company average.

Fiscal 2005 represented the first year that our new Installed Sales model was fully implemented in all stores and supported by a national advertising campaign. With a focus on execution and a continued demand for products such as cabinets, countertops, flooring and millwork, Installed Sales increased 31 percent to $2.6 billion in fiscal 2005. Installed Sales is driven by the changing preferences of many consumers, who are moving from do-it-yourself (DIY), to do-it-for-me (DIFM) customers due to time-pressed schedules, a growing desire for projects requiring highly-skilled labor, and the convenience of one-stop shopping that Lowe's provides. We believe the relevant market for Installed Sales represents a $150 billion opportunity in labor alone. As the market continues to shift from DIY to DIFM, we are well positioned to leverage our Installed Sales model and serve the changing needs of customers.

We are committed to investing in our Big 3 sales initiatives to ensure we continue to meet customers' needs, and we're confident these programs will help drive our future performance.

Driven by our efforts to improve selection and simplify the process for customers purchasing special order products, sales in this category grew 25 percent in fiscal 2005 to $3.9 billion. Customers want to express their individuality throughout their homes, and we continue to enhance our merchandise selection to meet their needs. Our special order offering includes hundreds of thousands of additional products that can be selected and ordered at any of our stores. Special Order Sales remain a tremendous growth opportunity as we continue to utilize advancements in technology to improve our presentation of special order merchandise and streamline the ordering and delivery process.

Sales to the Commercial Business Customer represent approximately 25 percent of our total sales, and this segment posted another year of strong growth in fiscal 2005. Our focus remains on reaching out to repair and remodelers, professional tradespeople and property management professionals who visit Lowe's for the convenient one-stop shopping experience we offer. The foundation of our success with these customers is our ability to offer great service, everyday low prices, professional quality products and a knowledgeable sales team.

In 2005, we leveraged a strong sales environment to deliver record profits, as net earnings grew 27 percent over fiscal 2004. Our annual operating margin exceeded 11 percent for the first time in Lowe's history and gross margin of 34.2 percent increased 62 basis points over fiscal 2004.

We are committed to investing in our Big 3 sales initiatives to ensure we continue to meet customers' needs, and we're confident these programs will help drive our future performance. As a result, we recently created a new position, senior vice president of specialty sales, responsible for defining the strategies to grow our installed, special order and commercial sales businesses.

In 2005, we leveraged a strong sales environment to deliver record profits, as net earnings grew 27 percent over fiscal 2004. Our annual operating margin exceeded 11 percent for the first time in Lowe's history and gross margin of 34.2 percent increased 62 basis points over fiscal 2004. These financial benchmarks demonstrate our commitment to controlling costs and our ability to drive operational efficiencies throughout our organization. Longer term, we expect annual operating margin improvement of approximately 20 to 30 basis points per year, which will come from many sources including increased global sourcing of product, new technology, leveraging vendor services and efficiencies gained from our Rapid Response Replenishment distribution initiative, or R3.

The implementation of R3 progressed during the year as we continued to enhance our distribution capabilities in support of our growing footprint of stores. R3 is designed to better leverage our industry-leading distribution and logistics infrastructure with three well-defined objectives. First and foremost, the goal of R3 is to improve customer service by ensuring we have the right product, in the right store, at the right time. The second goal is to improve total supply chain profitability, and

As we have been for the past 60 years, Lowe's is ready for the opportunities ahead. By anticipating consumers' needs, we will continue to operate great stores with the products, services, and solutions to help our customers create great homes.

third is to better leverage inventory. As we enter 2006, with the majority of the R3 implementation behind us, we have improved our replenishment process and can now more efficiently distribute product at the rate of sales. We reduced the amount of product sent directly to our stores from vendors with inefficient less-than-truckload shipments and increased the volume of product channeled through our 11 regional distribution centers.

When we began this initiative about two years ago, approximately 50 percent of stock product was moving through our distribution network. At the end of fiscal 2005, that amount had increased to nearly 70 percent, with the majority of product traveling in full truckloads. This shift gives us more control over our inventory so we can better serve the needs of our stores and our customers. We'll continue to increase the number of items flowing through our distribution network this year and are well positioned to achieve our goal of moving 75 percent of stock merchandise through our network by the end of fiscal 2006.

As we plan for our future growth, we have confidence in the internal initiatives that continue to create sales momentum and drive operational efficiencies in our business. In addition, our optimistic outlook is supported by demographic trends and economic indicators that point to sustained strength in consumer demand for the products and services we offer.

Importantly, the vast majority of our customers are homeowners, and U.S. homeownership is near record levels, providing an established customer base for home maintenance and repair projects. In addition, demographic shifts in the U.S. are increasing the number of consumers entering the housing market. Members of Generation X are buying homes at a younger age than their parents and have shown a strong desire to personalize and upgrade features in their homes. The emergence of the Echo Boomers, sometimes referred to as Generation Y, is expected to have a similar positive effect on our business. Echo Boomers are 72 million strong and, with the influx of immigration, are likely to be the largest generation in American history. Much of this group is just beginning to enter homeownership and the housing market will begin seeing the impact from this generation as early as 2007.

Also driving the U.S. homeownership trend is continued immigration and the rising number of minorities living the American dream of owning their home. With our commitment to multicultural marketing and staffing, we are well positioned to appeal to this growing population.

Three primary economic metrics that we monitor as drivers for the home improvement industry are personal income, employment and housing turnover. Personal income continues to grow, and the February 2006 Blue Chip Economic Indicators™ forecast real personal income growth of 3.4 percent for 2006 compared with 1.4 percent in 2005. Employment growth, which is a strong indicator of home improvement sales, is encouraging and provides stability for American consumers. Housing turnover is expected to continue at a historically high pace, according to The National Association of Realtors℠, which forecasts 2006 housing turnover to be the third strongest year on record. We follow these metrics closely, and collectively we believe they indicate a favorable climate for the home improvement industry.

These favorable trends, combined with great service, compelling stores and a proven growth strategy give us confidence in our continued success. As we have been for the past 60 years, Lowe's is ready for the opportunities ahead. By anticipating consumers' needs, we will continue to operate great stores with the products, services, and solutions to help our customers create great homes.

Robert A. Niblock
Chairman of the Board, President and Chief Executive Officer


SIGNATURE



Homeowners and Lowe's share a passion – a relentless desire to make their surroundings the best they can be.

It's why a homeowner spends weekends doing projects, and we work every day to improve our stores. It's why a homeowner can walk into a room and see a new project, and we can look at our stores and envision an even better layout. It's why a homeowner asks 20 friends to weigh in on a paint color, and we ask millions of customers how we can serve them better.

Working together, we are building great stores and great homes.


Countertop Design Center
Solid Surface
LG HI-MACS
Acrylic Solid Surface
Solid Surface
COUNTERTOP
EDGE OPTIONS
DuPont
ZODIAQ
Dream. Define.
JERRY

People Who Share



DESIGN YOUR DREAM KITCHEN

From floor to ceiling, we have everything *plus* the kitchen sink. Visit the Lowe's kitchen project planner online at www.Lowes.com/kitchen to start planning your perfect kitchen today.

Always Improving the Customer Experience

Our customers want the best for their homes. So every day, we strive to understand our customers' needs and surpass their expectations with great values, inspiring products and exceptional service. Our employees share the same passion for perfection for the customer experience that our customers have for their home improvement projects, creating a truly unique shopping environment. In 2005, a measure of the success of our customer-focused culture was an 18.6 percent increase in total sales and a 6.1 percent increase in comparable store sales, driven by the excellent service we delivered to the more than 12 million customers shopping our stores each week.

Our 185,000 employees receive ongoing training to enhance their customer service skills and product knowledge. In addition, great benefits and rewarding career opportunities help us attract the outstanding employees who make our success possible. The investments we make in our employees are essential in creating a shopping experience where customer service extends beyond a friendly smile to include valuable knowledge about products and projects. In 2006, we will continue our work to create a "wow" experience for all customers. Through improved training programs that enhance our sales culture, we will continue to drive long-term customer loyalty and strong sales.

A Passion For Perfection

Great Curb Appeal


LOWE'S
1275
Simi Town
Center

Well-Appointed Spaces

Always Improving Stores

We are as passionate about improving our stores as our customers are about improving their homes. Lowe's stores feature wide, bright aisles, easy-to-shop displays, and showroom-quality merchandise sets that make shopping for home improvement projects as enjoyable as completing them. Ongoing investment in our store base helped drive our third consecutive year of comparable store sales gains above 6 percent and ensures even our older stores remain as fresh and inviting as our newest locations. This investment includes ongoing improvements in our store signage and merchandise displays, such as Lowe's easy-to-shop Tool World, and inspirational Kitchen Design Center, Flooring Department and Fashion Bath areas. Each improvement in our stores is aimed at helping customers shop with ease for both small and large projects that add value and enjoyment to their homes.

Improving stores also includes making operational enhancements that add to the convenience of shopping at Lowe's. We are focused on finding ways to continuously improve our store staffing to ensure customers receive assistance when needed. In addition, our informative in-store signage and our continued expansion of self-checkout improves the shopping experience and saves time for customers. Our Rapid Response Replenishment (R3) centralized distribution initiative has made replenishing products more efficient for our stores. Our investment in R3 continued to provide benefits in 2005. We successfully increased the flow of merchandise to our stores from our network of 11 regional distribution centers, improving our in-stock levels, driving sales and positioning us for improved inventory productivity. Ongoing investment in our stores and infrastructure is a key tenet of our strategy and will remain a driver of our solid performance.



CREATE YOUR OWN
WELL-APPOINTED SPACE

Want that organized, "everything is where it belongs" feeling? Clear closet clutter! Large or small, closets are a great place to start any home organization project. Visit www.Lowes.com/organize to learn how.

Inspiring Décor


Vessels
Lavamanos



TRANSFORM YOUR BATHROOM INTO A SPA RETREAT

Our years of experience can help you sort through the numerous features, finishes and design options to assist you in creating a restful haven in your home. Visit www.Lowes.com/bath to learn the art and science of creating a bathroom oasis.

Always Improving Merchandise Selection

Our customers want the latest styles and innovative products for their homes, as well as the tools that make it easier to envision and complete new projects. Delivering on our promise of Improving Home Improvement®, Lowe's offers everyday low prices on approximately 40,000 in-stock items in 20 distinct merchandise categories from appliances and home organization to building materials and outdoor power equipment. Our product lines are carefully designed and feature brands customers know and trust, with value at all points along the price continuum. Our premium brand offering includes numerous stylish and high-quality products, such as exterior doors from Therma-Tru, superior quality wood stains from Cabot and high-performance Zodiaq® countertops by DuPont, made with natural quartz for strength and beauty.

In 2005, we enhanced our product lineup with the addition of John Deere riding and walk-behind mowers, and Samsung digital kitchen appliances, two esteemed brands known for quality and cutting-edge design. In 2006, we plan to offer a wider range of high-efficiency and innovative laundry products with new lines from Whirlpool®, Bosch, Electrolux, and Fisher & Paykel, adding to Lowe's Appliance Advantage. Guided by extensive research and thousands of customer surveys, we will continue to improve selection throughout our stores to provide home improvement solutions that inspire customers.


Lowe's
Percy
TROY-BILT
Husqvarna
JOHN DEERE

Open Floor Plan



TAKE A BREAK – LET US DO THE WORK

Lowe's provides expertly managed installation services in more than 40 categories, with customer satisfaction guaranteed. To explore the range of do-it-for-me services we offer, visit www.Lowes.com/installation today.



Installed Sales



Special Order Sales

Always Improving Service Offerings

Just as a home's open floor plan allows it to evolve with the changing stages of life, our stores evolve to meet the changing needs of customers. Driven by the growing number of customers looking to Lowe's for professional assistance and complete home improvement solutions, we remain focused on enhancing our "Big 3" initiatives of Installed Sales, Special Order Sales and Commercial Business Customer sales. These initiatives continue to drive traffic, grow average ticket, and strengthen our relationship with the customer.

Fiscal 2005 marked the first full year that our new Installed Sales model was available in all of our stores. Featuring a dedicated installed sales production team, the new model separates the sales function from installation management, facilitating improved customer service. By enhancing our Installed Sales capabilities, we are extending and strengthening our relationship with customers and positioning ourselves to capitalize on the strong growth prospects of the do-it-for-me business. In fiscal 2005, Installed Sales continued its strong performance, delivering 31 percent growth over fiscal 2004.

In addition, we are rapidly adding to our special order selection to satisfy the growing number of customers looking for unique products to personalize their homes. We made significant improvements to the special order process in 2005, making it easier for customers to shop for special order merchandise and more efficient for our store associates to place accurate orders by transferring many paper catalogs to an electronic format. In fiscal 2005, investments in our special order business resulted in a 25 percent increase in Special Order Sales over fiscal 2004.

Finally, in 2005, we continued to strengthen our relationships with Commercial Business Customers (CBC) through marketing efforts targeted specifically to the professional tradesperson, property maintenance professional and repair and remodeler. Lowe's is committed to helping commercial customers, so our stores carry the professional products and job lot quantities required to meet their unique needs. In addition, each Lowe's store has a CBC project desk staffed with commercial sales specialists to assist these professionals.

Ongoing strategic investments in our "Big 3" sales initiatives ensure they will continue to differentiate Lowe's and be important drivers of our business in 2006 and beyond.




Commercial Services
Servicios comerciales
Delivery Services·Business Credit
Servicios de entrega·Crédito comercial
Roofing

Commercial Business Customers

Room For Expansion

Always Improving Convenience for Customers

As lifestyles change and families expand, Lowe's is ready to help enhance the home to meet the evolving needs of customers. From converting the guest room into a nursery to adding a third bathroom to accommodate three teenagers, Lowe's has customers' expansion needs covered. To better serve our customers, we are doing some expanding of our own. In fiscal 2005, we made shopping at Lowe's more convenient than ever by opening an additional 150 stores in great locations, bringing the total number of Lowe's home improvement centers to 1,234 in 49 states. With each new Lowe's store, we are increasing awareness of the Lowe's brand and winning more loyal customers.

Our expansion opportunity remains robust as we enter fiscal 2006 and is supported by favorable demographic trends, including near record homeownership levels, an aging housing stock and the American homeowners' continued desire to invest in their homes. Our diligent real estate site selection process has filled our expansion pipeline with approximately 400 additional locations for our 117,000-square-foot (117K) and our 94,000-square-foot (94K) store prototypes, facilitating the opening of an estimated 155 new stores in fiscal 2006. In addition, our 2007 store opening plan of 150 to 160 new stores includes an estimated six to 10 stores in Canada, our first stores outside the U.S. Our store expansion plan is primarily focused on the top 100 metro markets, which account for nearly 65 percent of the home improvement revenue potential in the United States. Approximately 65 percent of our approved locations are in the nation's top 100 markets, enabling Lowe's to capitalize on the high-growth profile of these regions. We will balance our metro expansion with the opportunities presented in smaller markets, many of which are ideal locations for our 94K store.





EXPAND OUTDOORS WITH A DECK

From celebrations to quiet reflections, a beautiful deck is the perfect setting for almost any occasion. Lowe's can help you expand outdoors using our deck design tool, available at www.Lowes.com/deck to help you envision, plan and build the deck of your dreams.



Good Neighbors

Always Improving Community Commitment

Good neighbors add to the quality of our everyday lives, and Lowe's is committed to actively participating in projects that improve our communities. Our contribution of time and financial resources span many projects in the communities where we do business. In 2005, Lowe's, with its employees, customers and vendor partners, contributed time and more than $37 million to charitable causes in support of public education, neighborhood development, home safety and historic landmark preservation, among others. We are proud to report that Lowe's helped raise $8 million for projects in support of our national partnership with Habitat for Humanity International, including our national underwriting of the Women Build initiative for the third consecutive year. Through our national partnership with the American Red Cross, Lowe's was able to make a positive impact in disaster areas around the nation. In the aftermath of Hurricanes Katrina and Rita, which devastated the Gulf Coast region, Lowe's stores around the country became official donation sites for the American Red Cross Disaster Relief Fund. Lowe's pledged $2 million to match customer donations and, together with our customers, we raised more than $9 million for the relief effort.



Our contributions in 2005 included $13 million in grants distributed by Lowe's Charitable and Educational Foundation to support public education, community improvement projects and the environment. In addition, Lowe's supported the Susan G. Komen Foundation's Plant for The Cure™ campaign to raise funds and awareness about breast cancer, and, through the Lowe's Heroes program, our employees volunteered to work with nonprofit groups on important causes in their communities. During the year our support of energy conservation awareness programs earned Lowe's the Excellence in Energy Star Outreach Award from the U.S. Environmental Protection Agency, our fourth consecutive Energy Star award. We are extremely proud to be involved in these important projects. In 2006, our company and employees will continue to serve our communities, neighbors and customers in ways that reflect our strong corporate values and the generosity of our employees.


American Red Cross
American Red Cross


More Than A Store

WHERE WE STAND

Whether it's helping a region recover from a disaster or preventing one at a local senior center by installing new smoke detectors, Lowe's is committed to helping our neighbors through our partnerships with well-respected charitable organizations. To learn about our community involvement and social responsibility policies, visit www.Lowes.com/neighbors.

Great Homes – More Important Than Ever

Lowe's 2005 Financial Review

"My favorite place to be is at home."

76% of Consumers
Baby Boomers-80%
Gen Xers-78%
Echo Boomers-55%

"I am almost always doing little things to change or improve the look of my home."

2005-68%
2002-63%

"All or most of my satisfaction comes from my home and my family."

2004-64%
1999-58%

Source: Yankelovich MONITOR® 2004-2005

This discussion and analysis summarizes the significant factors affecting our consolidated operating results, financial condition, liquidity and capital resources during the three-year period ended February 3, 2006 (our fiscal years 2005, 2004, and 2003). Fiscal year 2005 contains 53 weeks of operating results compared to fiscal years 2004 and 2003 which contain 52 weeks. Unless otherwise noted, all references herein for the years 2005, 2004 and 2003 represent the fiscal years ended February 3, 2006, January 28, 2005 and January 30, 2004, respectively. This discussion should be read in conjunction with the consolidated financial statements and notes to the consolidated financial statements included in this annual report.

During the fourth quarter of fiscal 2003, we sold 26 commodity-focused locations operating under The Contractor Yard name (the "Contractor Yards"). This sale was effected to allow us to continue to focus on our retail and commercial business. In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we have reported the results of operations of the Contractor Yards in discontinued operations for fiscal year 2003.

EXECUTIVE OVERVIEW

Our vision is to be our customers' first choice for home improvement in each and every market we serve. This focus on the customer drives our operational, merchandising, marketing and distribution initiatives and helps fuel growth in our existing stores.

We are also focused on expanding our share of the home improvement market through geographic expansion and the expansion of our customer base, and we believe that providing excellent customer service is imperative to our future growth.

Following is a summary of certain key initiatives that we believe will allow us to achieve our vision and expand our share of the home improvement market.

Focusing on Our Customers

Customer service – Having the right foundation of talented and tenured employees is integral to providing excellent customer service and fueling our growth strategy. To ensure our success, we continue to implement training and development programs for our store employees to help better serve our customers. We also continue to enhance our staffing model to optimize store labor, while positioning more sales people in the aisles to take care of customers.

Meeting customers' specific needs – We are focusing on our customers by providing the products and services they want. Over the last five years, we have moved beyond merely sourcing, stocking and selling products to consumers for their home repair and improvement needs. We have become an integrated provider of home repair and improvement solutions. We help customers plan home repair and improvement projects using automated systems to identify the products needed for the project, sell those products to the customer, and arrange for installation at the customer's home. We evaluate the demographics of our markets and obtain customer feedback to identify areas where we can provide products or services to specifically meet customers' needs. Our "Big 3" sales initiatives are designed to meet specific needs of customers and have helped bring more customers into our stores, delivering comparable store sales results that are well above our overall company average.

Installed Sales – As baby boomers shift to do-it-for-me (DIFM) from do-it-yourself (DIY), the opportunity for continued growth in Installed Sales increases. To capitalize on the growing DIFM segment, we will continue to expand installation services such as roofing, window replacements, fencing and siding to meet customer demand. To meet the needs of the DIFM customer, we are testing and evaluating an in-home sales model that is staffed with in-market sales teams who have expertise in evaluating and pricing installed projects at a customer's home. Our initial results are favorable and we will continue to evaluate this program during 2006. Sales of installed products and services were $2.6 billion in 2005, a 31% increase over the previous year.

Special Order Sales (SOS) – Customers want to express their individuality through their homes, and as a result, we continue to enhance our special order product offering. We are making the SOS process easier for customers by enhancing ordering systems storewide, providing easy-to-use customer interfaces, integrated design tools, and electronic product catalogs. Employees utilized our electronic catalog program to process over 70% of our Special Order Sales last year. This allows us to add more product choices and reduces paperwork for our stores, which increases the accuracy of the ordering process. Special Order Sales, which have some degree of overlap with Installed Sales, were $3.9 billion in 2005, a 25% increase over the prior year.

Commercial Business Customer (CBC) – Over 25% of our total sales in 2005 were to Commercial Business Customers, a category including repair and remodelers, property management professionals, and a variety of professional trades people. Our concerted effort to build strong relationships with these customers and to staff our stores with well-trained commercial sales specialists is leading to increasing sales of products throughout the store. In 2005, we completed the rollout of the Regional Commercial Sales Manager (RCSM) program. The RCSM teaches, trains and shares best practices throughout our stores. The RCSM also ensures consistent execution of our lead management process and delivery programs. Our commercial sales desk is staffed with trained commercial sales specialists who provide the service and knowledge that commercial customers require and continue to build strong relationships with these customers.

Everyday Low Prices (EDLP) – We know that providing Everyday Low Prices is important to customers. Our promise to customers is if they find a lower everyday or advertised price on an identical stock product at a local competitor, we will not only match that price, but we will beat it by 10 percent. To maintain our EDLP strategy and offer the high-quality products that customers demand, our merchants are constantly working with our vendors to develop new and innovative products for our customers. We also use our Global Sourcing offices to assist us in sourcing products that offer design exclusivity and allow us to develop our own proprietary brands. This gives us an opportunity to reduce inventory costs and at the same time gives us more control over product quality. In 2005, imports grew at almost twice the rate of our total sales increase. We expect imports to continue to grow.

Investing in our infrastructure – In order to provide customers with a more inviting shopping experience, during 2005 we continued our history of investing in our existing stores. This includes relamping our stores at regular intervals to ensure they remain bright, adding new displays, improving point-of-sale and directional signage, adding more product selection, repainting building exteriors, and re-striping parking lots. Additionally, our investment in bilingual signage and point-of-purchase materials continues to attract and retain the growing population of multicultural customers. We invested approximately $650 million in existing stores in 2005.

In addition to our commitment to invest and improve our stores, we are committed to improving our supply chain infrastructure to ensure we have the right products, in the right stores, at the right time. Our Rapid Response Replenishment (R3) initiative allows us to both maintain and improve our in-stock position while driving greater efficiencies and flexibility in the total supply chain infrastructure. When we began this initiative in 2004, approximately 50% of our stock product was moving through our distribution network. We now have appliances in eight regional distribution centers (RDC), along with riding mowers, lawn and garden chemicals and fashion plumbing items moving through all RDCs. Today about 70% of stock product flows through our distribution network, and we are well positioned to achieve our goal of 75% by the end of 2006.

Indicators of our success – We monitor several metrics to measure the success of our initiatives. These metrics include comparable store sales, average ticket and customer transactions. We experienced a comparable store sales increase of 6.1% in 2005, which was on top of comparable store sales increases of 6.6% in 2004 and 6.7% in 2003. This reflects a three-year average comparable store sales increase of 6.5%. The comparable store sales increase in 2005 was driven by increases in both average ticket and transactions. Average ticket for comparable stores increased approximately 6.1% in 2005, and comparable store customer transactions increased slightly. We believe our strong financial results in 2005, as evidenced by these metrics, indicate the success of our key initiatives and the progress we are making to achieve our vision.

Expanding Our Geographic and Customer Base

Geographic expansion – We continue to pursue opportunities to expand our business into additional geographic markets, customer groups and product categories. We opened 150 stores in 2005 and ended the year with 1,234 stores in 49 states. We plan to open 155 stores in 2006, increasing total square footage by approximately 12%. Approximately 50% of these stores will be in our under-penetrated Northeast and West divisions. We will balance our metro expansion with the opportunities presented in smaller markets, many of which are ideal locations for our 94,000-square-foot (94K) prototype. In addition, in June of 2005, we announced future expansion into Canada, with plans to open six to 10 stores in the Greater Toronto Area in 2007.

The percentage of our stores located in the nation's top 25 and top 100 markets is increasing (28% and 55%, respectively, at the end of 2005). These markets are more competitive, but offer the opportunity to capture significant market share from direct competitors and other sales channels for our products and expanding service offering. More than 35% of the 400 approved projects for our future expansion are located in the nation's top 25 markets and more than 65% are located in the nation's top 100 markets.

We also continue to invest in our distribution network to support our growth, including opening one additional regional distribution center during 2005 in Plainfield, Connecticut. At February 3, 2006, we owned and operated 11 RDCs. We expect to open additional RDCs in Rockford, Illinois and Lebanon, Oregon in 2007. In addition, we plan to expand three existing distribution centers in Valdosta, Georgia; Statesville, North Carolina; and North Vernon, Indiana by spring 2006. At February 3, 2006, we also owned and operated 10 flatbed distribution centers and leased and operated two flatbed distribution centers for the handling of lumber, building materials and other long-length items. We expect to open four additional flatbed distribution centers in 2006.

Customer base expansion – We are pursuing additional opportunities for expansion of our customer base through multicultural marketing. While total homeownership rose to approximately 69% in 2004, Hispanic homeownership grew at three times the average rate. In addition, over the next 10 years, Harvard's Joint Center for Housing estimates immigration will represent at least 40% of household formation. Therefore, during 2005, we continued to produce marketing and communications designed to reach specific cultural segments of the population, including the growing Hispanic and African-American home improvement consumer segments. Our significant investment in bilingual signage and point-of-purchase materials continues to attract and retain the growing population of diverse customers. We also provide a translation service via telephone at the customer service desk in each of our stores, making communication easier for non-English speaking customers.

We are also expanding our business by growing market share in product categories previously sold exclusively or largely through other sales channels, including major appliances. According to independent measures, we increased our unit share in major appliances by 130 basis points for calendar year 2005 versus calendar year 2004. Our success in appliances is a function of our brand selection and knowledgeable sales specialists. Independent research confirms we are experiencing similar results in outdoor power equipment. In both of these categories in 2005 we expanded our line of brands to include Samsung digital kitchen appliances and John Deere mowers.

External Factors That Impact Our Business

The home improvement market is large and fragmented. While we are the world's second-largest home improvement retailer, we have captured a relatively small portion of the overall home improvement market. We estimate the size of the U.S. home improvement market to be approximately $700 billion, comprised of $550 billion of product demand and $150 billion for the installed labor opportunity. This estimate includes import and export data and key end-use markets, such as residential repair and remodeling, and nonresidential construction and maintenance. This data also captures a wide range of categories relevant to our business, including major appliances and garden supplies. We believe the current home improvement market provides ample opportunity to support our growth plans.

As we continue to monitor economic data and the home improvement marketplace, we believe there will be continued strength in consumer demand for the products and services we offer. The key economic indicators that we monitor include personal income, employment growth, housing turnover and homeownership levels. Demographic and societal trends also remain supportive of home improvement industry growth.

- Personal income continues to grow, which is supported by data from the February 2006 Blue Chip Economic Indicators™, which forecasts real disposable income growth of 3.4% for calendar 2006, compared with 1.4% in calendar 2005.
- Employment growth is also a strong indicator of home improvement sales. The relatively low unemployment rate suggests Americans will likely be more confident in calendar 2006 about employment prospects than in the past several years.
- Housing turnover is expected to continue at a historically high pace according to The National Association of Realtors®, which forecasts calendar 2006 housing turnover to be the third strongest year on record.
- Near-record U.S. homeownership levels provide an established customer base for home maintenance and repair projects. The vast majority of our customers are homeowners, and they are not willing to let what is often their most valuable financial asset deteriorate.

Such factors contribute to our belief that the home improvement industry will continue to support the growth of our business.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The following discussion and analysis of our financial condition and results of operations are based on the consolidated financial statements and notes to consolidated financial statements presented in this annual report that have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates that affect the reported amounts of assets, liabilities, sales and expenses, and related disclosures of contingent assets and liabilities. We base these estimates on historical results and various other assumptions believed to be reasonable, all of which form the basis for making estimates concerning the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates.

Our significant accounting policies are described in Note 1 to the consolidated financial statements. We believe that the following accounting policies affect the more significant estimates used in preparing the consolidated financial statements.

Merchandise Inventory

Description – We record an inventory reserve for the loss associated with selling discontinued inventories below cost. This reserve is based on our current knowledge with respect to inventory levels, sales trends and historical experience relating to the liquidation of discontinued inventory. During 2005, we increased our discontinued inventory reserve by $27 million to $104 million as of February 3, 2006. We also record an inventory reserve for the estimated shrinkage between physical inventories. This reserve is based primarily on actual shrinkage results from previous physical inventories. During 2005, we increased our inventory shrinkage reserve by $19 million to $113 million as of February 3, 2006.

Judgments and uncertainties involved in the estimate – We do not believe that our merchandise inventories are subject to significant risk of obsolescence in the near term, and we have the ability to adjust purchasing practices based on anticipated sales trends and general economic conditions. However, changes in consumer purchasing patterns could result in the need for additional reserves. Likewise, changes in actual shrinkage results from completed physical inventories could result in revisions to previously estimated shrinkage expense.

Effect if actual results differ from assumptions – Although we believe that we have sufficient current and historical knowledge to record reasonable estimates for both of these inventory reserves, it is possible that actual results could differ from recorded reserves. A 10% difference in our discontinued inventory reserve would have affected net earnings by approximately $6 million for 2005. A 10% difference in our estimated shrinkage reserve would have affected net earnings by approximately $7 million for 2005.

Vendor Funds

Description – We receive funds from vendors in the normal course of business for a variety of reasons, including purchase-volume-related discounts and rebates, advertising allowances, reimbursements for third-party in-store service related costs, defective merchandise allowances and reimbursements for selling expenses and display costs. We use projected purchase volumes to estimate accrual rates, validate those projections based on actual purchase trends and apply those rates to actual purchase volumes to determine the amount of funds accrued and receivable from the vendor.

Under Emerging Issues Task Force Issue No. 02-16 (EITF 02-16), "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor," vendor funds are treated as a reduction of inventory cost, unless they represent a reimbursement of specific, incremental and identifiable costs incurred by the customer to sell the vendor's product. Substantially all of the vendor funds that we receive do not meet the specific, incremental and identifiable criteria in EITF 02-16. Therefore, for vendor fund agreements entered into after December 31, 2002, which was the effective date of the related provision of EITF 02-16, we treat funds that do not meet the specific, incremental and identifiable criteria as a reduction in the cost of inventory and recognize these funds as a reduction of cost of sales when the inventory is sold. Prior to the adoption of EITF 02-16, these funds were recorded as an offset to the related expense in Selling, General and Administrative (SG&A) expense.

Judgments and uncertainties involved in the estimate – Amounts accrued could be impacted if actual purchase volumes differ from projected purchase volumes.

Effect if actual results differ from assumptions – If actual results are not consistent with the assumptions and estimates used, we could be exposed to additional adjustments that could positively or negatively impact gross margin and inventory. Changes in these estimates would have a greater effect on interim periods than our annual results, as purchase volume estimates are updated for actual purchase volumes at each year end.

Self-Insurance

Description – We are self-insured for certain losses relating to workers' compensation, automobile, property, general and product liability, and certain medical and dental claims. Self-insurance claims filed and claims incurred but not reported are accrued based upon our estimates of the discounted ultimate cost for self-insured claims incurred using actuarial assumptions followed in the insurance industry and historical experience. The self-insurance liability was $571 million and $467 million at February 3, 2006 and January 28, 2005, respectively.

Judgments and uncertainties involved in the estimate – These estimates are subject to changes in the utilized discount rate, forecasted payroll, sales and vehicle units, as well as the frequency and severity of claims.

Effect if actual results differ from assumptions – Although we believe that we have the ability to adequately record estimated losses related to claims, it is possible that actual results could differ from recorded self-insurance liabilities. A 10% difference in our self-insurance liability would have affected net earnings by approximately $35 million for 2005. A 1% change in our discount rate would have affected net earnings by approximately $8 million for 2005.

Long-Lived Assets

Description – Losses related to impairment of long-lived assets are recognized when circumstances indicate the carrying values of the assets may not be recoverable. We periodically review the carrying value of long-lived assets for potential impairment. When we commit to close or relocate a store location, or when there are indicators that the carrying value of a long-lived asset may not be recoverable, we evaluate the carrying value of the asset in relation to its expected undiscounted future cash flows. If the carrying value of the asset is greater than the expected undiscounted future cash flows and the fair value of the asset is less than the carrying value, a provision is made for the impairment of the asset based on the excess of carrying value over fair value. We recorded long-lived asset impairment charges of $16 million during 2005. The net carrying value for relocated stores, closed stores and other excess property totaled $63 million and $56 million at February 3, 2006 and January 28, 2005, respectively.

Judgments and uncertainties involved in the estimate – Our impairment loss calculations require us to apply judgment in estimating asset fair values and future cash flows, including estimated sales and earnings growth rates and assumptions about market performance.

Effect if actual results differ from assumptions – If actual results are not consistent with the assumptions and judgments used in estimating future cash flows and asset fair values, actual impairment losses could vary positively or negatively from estimated impairment losses.

OPERATIONS

The following table sets forth the percentage relationship to net sales of each line item of the consolidated statements of earnings, as well as the percentage change in dollar amounts from the prior year. This table should be read in conjunction with the following discussion and analysis and the consolidated financial statements, including the related notes to the consolidated financial statements.

			Basis Point Increase/ (Decrease) in Percentage of Net Sales from Prior Year[1]	Percentage Increase/ (Decrease) in Dollar Amounts from Prior Year[1]
	2005	2004	2005 vs. 2004	2005 vs. 2004
Net sales	**100.00%**	**100.00%**	**N/A**	**19%**
Gross margin	**34.23**	**33.61**	**62**	**21**
Expenses:				
Selling, general and administrative	20.84	20.74	10	19
Store opening costs	0.33	0.34	(1)	15
Depreciation	2.27	2.35	(8)	14
Interest	0.37	0.48	(11)	(10)
Total expenses	**23.81**	**23.91**	**(10)**	**18**
Pre-tax earnings	10.42	9.70	72	27
Income tax provision	4.01	3.73	28	28
Net earnings	**6.41%**	**5.97%**	**44**	**27%**

			Basis Point Increase/ (Decrease) in Percentage of Net Sales from Prior Year	Percentage Increase/ (Decrease) in Dollar Amounts from Prior Year
	2004	2003	2004 vs. 2003	2004 vs. 2003
Net sales	**100.00%**	**100.00%**	**N/A**	**18%**
Gross margin	**33.61**	**31.03**	**258**	**28**
Expenses:				
Selling, general and administrative	20.74	18.09	265	36
Store opening costs	0.34	0.42	(8)	(4)
Depreciation	2.35	2.40	(5)	16
Interest	0.48	0.58	(10)	(2)
Total expenses	**23.91**	**21.49**	**242**	**32**
Pre-tax earnings	9.70	9.54	16	20
Income tax provision	3.73	3.61	12	22
Earnings from continuing operations	**5.97**	**5.93**	**4**	**19**
Earnings from discontinued operations, net of tax	–	0.05	(5)	(100)
Net earnings	**5.97%**	**5.98%**	**(1)**	**18%**

Other Metrics	2005	2004	2003
Comparable store sales increases[2]	6.1%	6.6%	6.7%
Customer transactions (in millions)	639	575	521
Average ticket[3]	$ 67.67	$ 63.43	$ 59.21
At end of year:			
Number of stores	1,234	1,087	952
Sales floor square feet (in millions)	140	124	109
Average store size square feet (in thousands)	113	114	114
Return on beginning assets[4]	13.1%	11.6%	11.6%
Return on beginning shareholders' equity[5]	24.0%	21.3%	22.4%

1 The fiscal year ended February 3, 2006 had 53 weeks. The fiscal years ended January 28, 2005 and January 30, 2004 had 52 weeks.

2 We define a comparable store as a store that has been open greater than 13 months. A store that is identified for relocation is no longer considered comparable one month prior to its relocation. The relocated store must then remain open greater than 13 months to be considered comparable. The comparable store sales increase for 2005 included in the preceding table was calculated using sales for a comparable 53-week period.

3 We define average ticket as net sales divided by number of customer transactions.

4 Return on beginning assets is defined as net earnings divided by beginning total assets.

5 Return on beginning shareholders' equity is defined as net earnings divided by beginning shareholders' equity.

Fiscal 2005 Compared to Fiscal 2004

For the purpose of the following discussion, comparable store sales, comparable store average ticket and comparable store customer transactions are based on comparable 53-week periods.

Net sales – Comparable store sales, our ongoing store expansion and relocation program and continued growth in our three specialty sales initiatives were key drivers of our sales increase in 2005. We opened 150 stores in 2005, including three relocations, and ended the year with stores in 49 states, including our first stores in New Hampshire. The additional week in 2005 resulted in approximately $750 million in sales and impacted 2005 sales growth by about 2.1%.

The comparable store sales increase of 6.1% in 2005 was on top of comparable store sales increases of 6.6% in 2004 and 6.7% in 2003. This reflects a three-year average comparable store sales increase of 6.5%. The comparable store sales increase in 2005 was driven by increases in both average ticket and transactions. Average ticket for comparable stores increased 6.1% and comparable store customer transactions increased slightly.

We experienced comparable store sales increases in every product category for 2005. The categories that performed above our average comparable store sales increase for 2005 included millwork, rough plumbing, building materials, rough electrical, outdoor power equipment, appliances, home environment, paint, flooring and cabinets & countertops. In addition, hardware and fashion plumbing performed at approximately the average comparable store sales increase. Inflation in lumber and building materials favorably impacted comparable store sales for 2005 by approximately 50 basis points, driven by gypsum, roofing and cement products. We also continue to gain market share in key product categories previously dominated by other channels including appliances, outdoor power equipment and cabinets & countertops.

The appliance category delivered a double-digit comparable store sales increase for 2005. According to independent measures, we increased our unit share in major appliances by 130 basis points for calendar year 2005 versus calendar year 2004. Our success in appliances is a function of our brand selection and knowledgeable sales specialists. The recent introduction of Samsung digital appliances is evidence of our commitment to enhance our brand selection and competitive offering.

We experienced a double-digit comparable store sales increase for 2005 in cabinets & countertops, which was driven by emphasis on our product offering, as well as our focus on our Installed Sales initiative, which plays a key role in driving cabinets & countertop sales.

Outdoor power equipment delivered a high single-digit comparable store sales increase for the year. We continue to enhance our portfolio of outdoor power equipment. The addition of John Deere is expected to increase sales in this category and provide further selection of quality products for our customers. According to independent measures, we increased our outdoor power equipment unit share by 190 basis points for calendar year 2005 versus calendar year 2004.

We also experienced comparable store sales increases in 18 of the 21 geographic regions. We continue to experience strong sales in Florida and the Gulf Coast regions as customers repair the damage caused by the hurricanes in 2005 and 2004. We experienced comparable store sales decreases in two Northeastern regions that had a slow, weather-affected start in the first quarter and never fully recovered. In addition, certain areas of our North Central division suffered from headline-making layoffs and plant closings, which contributed to these decreases in comparable store sales. We believe that our stores in these regions will experience improved performance in 2006.

The growth in our specialty sales initiatives, which include Installed Sales, Special Order Sales and Commercial Business Customer sales, also drove our sales increase in 2005. Our focus on execution under our Installed Sales model led to a 31% increase in Installed Sales over 2004. Our Installed Sales consist of both stock and special order product for which we arrange installation for our customers. Our growth in 2005 was driven by sales in cabinets & countertops, flooring and millwork. Special Order Sales increased 25% over 2004. We believe SOS will provide further growth opportunity, as we continue to enhance our offering to meet customers' desires to express their individuality. Finally, we experienced double-digit comparable store sales increases from Commercial Business Customers. Strengthening customer relationships, supported by targeted marketing and market-specific merchandising assortments, continue to drive this part of our business.

Gross margin – For 2005, gross margin of 34.23% represented a 62 basis point increase over 2004. Approximately 40 basis points of the increase in gross margin as a percentage of sales for 2005 was due to the impact of the implementation of EITF 02-16, which reduced gross margin in 2004 as vendor funds associated with cooperative advertising and in-store services were capitalized into inventory and recognized in income when the product was sold. The increase in 2005 gross margin was also driven by growth in imported goods, improvements in inventory shrink and positive sales mix impact.

SG&A – The increase in SG&A expenses as a percentage of sales from 2004 to 2005 is primarily due to increased 401(k) performance match contributions as a percentage of sales resulting from our increased profitability in 2005. In addition, there were increases as a percentage of sales in store remerchandising expense, which resulted from our continued investment in existing stores, and rent expense, as we continue to expand into metropolitan markets. These increases were partially offset by a decrease in vendor-provided store-service costs as a percentage of sales. Our ongoing evaluation of in-store vendor service expense has allowed us to appropriately adjust the level of vendor service in our stores, which led to the decrease as a percentage of sales. In addition, although there was an increase in advertising expense compared to 2004, we were able to enhance messaging and refine our marketing mix to make our advertising programs more productive, thereby resulting in the leverage of advertising expense as a percentage of sales in 2005.

Store opening costs – Store opening costs, which include payroll and supply costs incurred prior to store opening as well as grand opening advertising costs, are expensed as incurred and totaled $142 million in 2005 compared to $123 million in 2004. These costs are associated with the opening of 150 stores in 2005 (147 new and three relocated), as compared with the opening of 140 stores in 2004 (136 new and four relocated). Store opening costs for stores opened during the year averaged approximately $0.9 million per store in 2005 and 2004. Because store opening costs are expensed as incurred, the timing of expenses recognized may fluctuate based on the timing of store openings.

Depreciation – Depreciation leveraged eight basis points as a percentage of sales in 2005. At February 3, 2006, we owned 84% of our stores, compared to 81% at January 28, 2005, which includes stores on leased land. Property, less accumulated depreciation, increased to $16.4 billion at February 3, 2006, compared to $13.9 billion at January 28, 2005. The increase in property resulted primarily from our store expansion program and an additional investment in information technology.

Interest – Net interest expense is comprised of the following:

(In millions)	2005	2004
Interest expense, net of amount capitalized	$ 186	$ 172
Amortization of original issue discount and loan costs	17	20
Interest income	(45)	(16)
Net interest expense	**$ 158**	**$ 176**

Interest expense has increased primarily due to the October 2005 $1 billion debt issuance, partially offset by lower interest expense on convertible debt due to conversions during 2005. Interest expense relating to capital leases was $39 million for 2005 and $38 million for 2004. Interest income has increased primarily due to the investment of a portion of the proceeds from the October 2005 $1 billion debt issuance. For further discussion, see Financial Condition, Liquidity and Capital Resources.

Income tax provision – Our effective income tax rate was 38.5% in 2005 and 2004.

Fiscal 2004 Compared to Fiscal 2003

Net sales – The increase in sales in 2004 was attributable to our ongoing store expansion and relocation program and comparable store sales increases. We opened 140 stores in 2004, including four relocations, adding our first stores in Minnesota, Wisconsin and Maine.

The comparable store sales increase of 6.6% in 2004 reflected improved sales in every merchandising category. The categories that performed above our average comparable store sales increase for the year included millwork, rough plumbing, lumber, building materials, rough electrical, hardware, outdoor power equipment, seasonal living and cabinets & countertops. Inflation in lumber and building material prices during the year favorably impacted comparable store sales by approximately 150 basis points. We experienced comparable store sales increases in every product category and all geographic regions due in part to the implementation of our merchandising and operations strategies.

Our specialty sales initiatives, which include Installed Sales, SOS and Commercial Business Customer sales, also contributed to the comparable store sales increase in 2004. We completed the rollout of the new Installed Sales model to all of our stores during 2004. With the opportunity to expand into new categories of installation, we believe Installed Sales will continue to provide an area of future sales growth. We also experienced positive results from our SOS initiatives, with total SOS sales increasing approximately 27% in 2004. Our Commercial Business Customer initiative also performed well in 2004, with comparable store sales increases of over twice the company average and double-digit comparable store sales increases in 15 of 18 merchandising categories. Our relationship with the Commercial Business Customer grew across the store, not just in lumber and building materials.

Average ticket increased $4.22 or 7.1% from $59.21 in 2003 to $63.43 in 2004, due in part to the success of the "Up the Continuum" initiative as well as Lowe's credit programs. Average ticket for comparable stores increased 6.3%.

Gross margin – The increase in gross margin as a percentage of sales was attributable primarily to the implementation of EITF 02-16. The implementation of EITF 02-16, which resulted in the reclassification of vendor reimbursements for cooperative advertising and third-party in-store service costs from SG&A expense to a reduction of cost of sales when the associated inventory is sold, favorably impacted gross margin as a percentage of sales by 258 basis points for 2004. Excluding the impact of the implementation of EITF 02-16, gross margin as a percentage of sales was flat compared to 2003. This was due in part to unfavorable product mix shifts and increased distribution costs. The increased distribution costs were associated with the R3 initiative, which includes adding safety stock to our distribution centers, reconfiguring racking and implementing new productivity standards. This strategy caused a temporary increase in our distribution costs, but with longer-term positive implications for our in-stock position, inventory productivity and SG&A leverage. Increased fuel prices also contributed to the increase in distribution costs.

SG&A – The increase in SG&A expenses as a percentage of sales from 2003 to 2004 was due primarily to the implementation of EITF 02-16, as previously discussed. This unfavorably impacted SG&A as a percentage of sales by 316 basis points for 2004. This was partially offset by leverage in gross advertising and salaries as a percentage of sales, as well as improvements in the performance of the credit portfolio held by General Electric.

Store opening costs – Store opening costs totaled $123 million in 2004 compared to $128 million in 2003. These costs were associated with the opening of 140 stores in 2004 (136 new and four relocated), as compared with the opening of 130 stores in 2003 (125 new and five relocated). Because store opening costs are expensed as incurred, the timing of expenses recognized may fluctuate based on the timing of store openings. Store opening costs for stores opened during the year averaged approximately $0.9 million per store in 2004 versus approximately $1 million per store in 2003.

Depreciation – Depreciation leveraged five basis points as a percentage of sales in 2004. Approximately 97% of new stores opened in the last three years have been owned, which included stores on leased land. Property, less accumulated depreciation, increased to $13.9 billion at January 28, 2005, compared to $11.8 billion at January 30, 2004. The increase in property resulted primarily from our store expansion program and an additional $300 million investment in information technology.

Interest – Interest expense decreased from 2003 due to lower debt levels resulting from scheduled debt repayments. Interest expense relating to capital leases was $38 million for 2004 and $39 million for 2003. For further discussion, see Financial Condition, Liquidity and Capital Resources.

Income tax provision – Our effective income tax rates were 38.5% and 37.9% in 2004 and 2003, respectively. The higher rate in 2004 was primarily the result of expansion into states with higher state income tax rates.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The R3 initiative enables us to move safety stock out of our stores and into our RDC network. During 2004, safety stock was added to the distribution network prior to reducing the safety stock in the stores in order to maintain service levels. This resulted in inventory growth in 2004 that outpaced sales growth. However, in 2005, we started reducing safety stock in our stores and began to realize the benefits of the R3 initiative in the form of inventory leverage and inventory turn improvements. As a result, sales in 2005 increased 19%, including the effect of the fifty-third week, while inventory growth was 13%. We expect additional inventory improvements as a result of the R3 initiative in 2006.

Cash Flows

The following table summarizes the components of the consolidated statements of cash flows, as well as the percentage change in cash from the prior year. This table should be read in conjunction with the following discussion and analysis and the consolidated financial statements, including the related notes to the consolidated financial statements:

				Percentage Increase/(Decrease) in Cash from Prior Year	
(In millions)	2005	2004	2003	2005 vs. 2004	2004 vs. 2003
Net cash provided by operating activities	$ 3,842	$ 3,073	$ 3,034	25%	1%
Net cash used in investing activities	(3,674)	(2,362)	(2,487)	(56)	5
Net cash used in financing activities	(275)	(1,047)	(17)	74	NM
Net (decrease) increase in cash and cash equivalents	(107)	(336)	530	68	(163)
Cash and cash equivalents, beginning of year	530	866	336	(39)	158
Cash and cash equivalents, end of year	$ 423	$ 530	$ 866	(20%)	(39%)

NM: Not meaningful

Cash flows from operating activities provide a significant source of our liquidity. The increase in cash provided by operating activities during 2005 resulted primarily from increased net earnings as well as a lower investment in inventory compared to 2004. The increase in cash provided by operating activities during 2004 resulted primarily from increased net earnings, offset by our investment in inventory as a part of the R3 initiative. Working capital at February 3, 2006, was $2.0 billion compared to $1.3 billion at January 28, 2005. The increase in working capital was due primarily to our October 2005 $1 billion debt issuance and increased net earnings, offset by the $600 million repayment of notes that matured in December 2005.

The primary component of net cash used in investing activities continues to be new store and distribution facilities and the infrastructure and technology needed to support this growth. Cash acquisitions of fixed assets were $3.4 billion for 2005, $2.9 billion in 2004 and $2.3 billion in 2003. The February 3, 2006, retail selling space of 140 million square feet represented a 13% increase over January 28, 2005. The January 28, 2005, retail selling space of 124 million square feet represented a 14% increase over January 30, 2004.

Cash flows used in financing activities decreased significantly in 2005 compared to 2004, primarily as a result of proceeds from the October 2005 issuance of $1 billion in senior notes and fewer repurchases of common stock under our share repurchase program, offset by greater scheduled debt repayments. Financing uses of cash in 2004 were primarily the result of our share repurchase program. Financing uses of cash in 2003 primarily consisted of cash dividend payments, repayment of short-term borrowings and scheduled debt repayments. These uses were partially offset by proceeds generated from stock option exercises and cash proceeds from the employee stock purchase plan. The ratio of debt to equity plus debt was 19.8%, 24.2%, and 26.9% as of the years ended 2005, 2004 and 2003, respectively.

Sources of Liquidity

In addition to our cash flows from operations, we have a $1 billion senior credit facility that expires in July 2009 that also provides a source of liquidity. The facility is available to support our $1 billion commercial paper program and for direct borrowings. Borrowings made are priced based upon market conditions at the time of funding in accordance with the terms of the senior credit facility. The senior credit facility contains certain restrictive covenants, which include maintenance of a specific financial ratio. We were in compliance with those covenants at February 3, 2006, and January 28, 2005. Fifteen banking institutions are participating in the $1 billion senior credit facility. As of February 3, 2006, and January 28, 2005, there were no outstanding borrowings under the facility or under our commercial paper program.

Four banks have extended lines of credit aggregating $420 million for the purpose of issuing documentary letters of credit and standby letters of credit. These lines do not have termination dates and are reviewed periodically. Commitment fees ranging from .25% to .50% per annum are paid on the letters of credit amounts outstanding. Outstanding letters of credit totaled $316 million as of February 3, 2006, and $304 million as of January 28, 2005.

Cash Requirements

In January 2005, the Board of Directors authorized up to $1 billion in share repurchases through 2006. This program is intended to be implemented through purchases made from time to time either in the open market or through private transactions. Shares purchased under the share repurchase program are retired and returned to authorized and unissued status. During 2005, we repurchased 12.5 million shares at a total cost of $774 million. In January 2006, the Board of Directors authorized up to an additional $1 billion in share repurchases through 2007. As of February 3, 2006, the total remaining authorization was $1.2 billion.

Our quarterly cash dividend per share was increased in 2004 to $0.04 and again in 2005 to $0.06. This increased cash paid for dividends in 2005 as compared to 2004.

Our 2006 capital budget is $4.2 billion, inclusive of approximately $387 million of leases. Approximately 79% of this planned commitment is for store expansion and new distribution centers. Expansion plans for 2006 consist of 155 stores, including five relocations of older stores. This planned expansion is expected to increase sales floor square footage by approximately 12%. Approximately 63% of the 2006 projects will be owned and 37% will be ground-leased properties.

At February 3, 2006, we owned and operated 11 regional distribution centers. We expect to open additional RDCs in Rockford, Illinois and Lebanon, Oregon in 2007. In addition, we plan to expand three existing distribution centers in Valdosta, Georgia; Statesville, North Carolina; and North Vernon, Indiana by spring 2006. We also owned and operated 10 flatbed distribution centers and leased and operated two flatbed distribution centers for the handling of lumber, building materials and other long-length items. We expect to open four additional flatbed distribution centers in 2006.

We believe that net cash provided by operating activities and financing activities will be adequate for our expansion plans and other operating requirements over the next 12 months. However, the availability of funds through the issuance of commercial paper and new debt could be adversely affected due to a debt rating downgrade or a deterioration of certain financial ratios. There are no provisions in any agreements that would require early cash settlement of existing debt or leases as a result of a downgrade in our debt rating or a decrease in our stock price.

Holders of the Senior Convertible Notes may convert their notes into 17.212 shares of the company's common stock only if: the sale price of the company's common stock reaches specified thresholds, or the credit rating of the notes is below a specified level, or the notes are called for redemption, or specified corporate transactions representing a change in control have occurred. There is no indication that we will not be able to maintain the minimum investment grade rating. During the fourth quarter of 2005, our closing share prices reached the specified threshold such that the Senior Convertible Notes would become convertible at the option of each holder into shares of common stock in the first quarter of 2006. Therefore, through May 5, 2006, holders may elect to convert each such note into 17.212 shares of common stock. In addition, if a change in control of the company occurs on or before October 2006, each holder of the Senior Convertible Notes may require us to purchase for cash all or a portion of such holder's notes. We may redeem for cash all or a portion of the notes at any time beginning October 2006, at a price equal to the sum of the issue price plus accrued original issue discount and accrued cash interest, if any, on the redemption date.

Our debt ratings at February 3, 2006, were as follows:

Current Debt Ratings	S&P	Moody's	Fitch
Commercial paper	A1	P1	F1+
Senior debt	A+	A2	A+
Outlook	**Stable**	**Positive**	**Stable**

OFF-BALANCE SHEET ARRANGEMENTS

Other than in connection with executing operating leases, we do not have any off-balance sheet financing that has, or is reasonably likely to have, a material, current or future effect on our financial condition, change in financial condition, results of operations, liquidity, capital expenditures or capital resources.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table summarizes our significant contractual obligations and commercial commitments:

	Payments Due by Period				
Contractual Obligations (In millions)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt (principal and interest amounts, excluding discount)	$ 6,038	$ 176	$ 390	$ 793	$ 4,679
Capital lease obligations[1]	628	59	118	116	335
Operating leases[1]	4,918	279	561	556	3,522
Purchase obligations[2]	1,554	650	486	414	4
Subtotal – contractual obligations	$ 13,138	$ 1,164	$1,555	$ 1,879	$ 8,540

	Amount of Commitment Expiration by Period				
Commercial Commitments (In millions)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Letters of credit[3]	$ 316	$ 315	$ 1	$ –	$ –
Total contractual obligations and commercial commitments	**$ 13,454**	**$ 1,479**	**$ 1,556**	**$ 1,879**	**$ 8,540**

1 Amounts do not include taxes, common area maintenance or insurance.

2 Represents contracts for purchases of merchandise inventory, property and construction of buildings, as well as commitments related to certain marketing and information technology programs.

3 Letters of credit are issued for the purchase of import merchandise inventories, real estate and construction contracts, and insurance programs.

COMPANY OUTLOOK

Our 2005 fiscal year contained 53 weeks. Fiscal 2006 annual and fourth quarter comparisons will be negatively impacted by 52- versus 53-week and 13- versus 14-week comparisons, respectively. In addition, our 2006 quarterly comparisons will be impacted by a shift in comparable weeks to 2005. This week shift positively impacts first quarter and is offset by negative impacts in the second and fourth quarters. Our 2006 guidance contemplates these factors.

As of February 27, 2006, the date of our fourth quarter 2005 earnings release, we expected to open 155 stores during 2006, resulting in total square footage growth of approximately 12%. We expected total sales to increase 13-14% and comparable store sales to increase 5-6%. Operating margin, defined as gross margin less SG&A and depreciation, was expected to increase approximately 20 basis points. In addition, store opening costs were expected to be approximately $130 million. Diluted earnings per share of $4.03 to $4.13 were expected for the fiscal year ending February 2, 2007.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary market risk exposure is the potential loss arising from the impact of changing interest rates on long-term debt. Our policy is to monitor the interest rate risks associated with this debt, and we believe any significant risks could be offset by accessing variable rate instruments available through our lines of credit. The following tables summarize our market risks associated with long-term debt, excluding capital leases and other. The tables present principal cash outflows and related interest rates by year of maturity, excluding unamortized original issue discounts as of February 3, 2006, and January 28, 2005. Variable interest rates are based on the weighted-average rates of the portfolio at the end of the year presented. The fair values included below were determined using quoted market rates or interest rates that are currently available to us on debt with similar terms and remaining maturities.

Long-Term Debt Maturities by Fiscal Year February 3, 2006

(Dollars in millions)	Fixed Rate	Average Interest Rate	Variable Rate	Average Interest Rate
2006	$ 5	7.58%	$ 2	5.82%
2007	59	7.25	2	5.82
2008	6	7.86	–	–
2009	1	7.51	–	–
2010	501	8.25	–	–
Thereafter	2,692	4.70%	–	–
Total	$ 3,264		$ 4	
Fair value	$ 3,574		$ 4	

Long-Term Debt Maturities by Fiscal Year January 28, 2005

(Dollars in millions)	Fixed Rate	Average Interest Rate	Variable Rate	Average Interest Rate
2005	$ 605	7.31%	$ 3	3.84%
2006	5	7.58	2	3.84
2007	59	7.25	2	3.84
2008	6	7.86	–	–
2009	1	7.52	–	–
Thereafter	3,025	4.49%	–	–
Total	$ 3,701		$ 7	
Fair value	$ 3,967		$ 7	

Disclosure Regarding Forward-Looking Statements

We speak throughout this Annual Report about our future, particularly in the "Letter to Shareholders" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." While we believe our estimates and expectations are reasonable, they are not guarantees of future performance. Our actual results could differ substantially from our expectations because, for example:

- Our sales are dependent upon the health and stability of the general economy. We monitor key economic indicators including personal income, employment growth, housing turnover, and homeownership levels. In addition, changes in the level of repairs, remodeling and additions to existing homes, changes in commercial building activity, and the availability and cost of financing can impact our business.
- Major weather-related events and unseasonable weather, particularly wet and cold weather during the spring and early summer months, may impact sales of seasonal merchandise and products designed for outdoor use on a short-term basis.
- Our expansion strategy may be impacted by environmental regulations, local zoning issues, availability and development of land, and more stringent land use regulations. Furthermore, our ability to secure a highly-qualified workforce is an important element to the success of our expansion strategy.
- Our business is highly competitive, and as we build an increasing percentage of our new stores in larger markets and utilize new sales channels such the Internet, we may face new and additional forms of competition.
- The ability to continue our everyday low pricing strategy and provide the products that customers want depends on our vendors providing a reliable supply of products at competitive prices and our ability to effectively manage our inventory. As an increasing number of the products we sell are imported, any restrictions or limitations on importation of such products, political or financial instability in some of the countries from which we import them, or a failure to comply with laws and regulation of those countries from which we import them, could interrupt our supply of imported inventory.
- Our goal of increasing our market share and our commitment to keeping our prices low require us to make substantial investments in new technology and processes whose benefits could take longer than expected to be realized and which can be difficult to implement and integrate.

For more information about these and other risks and uncertainties that we are exposed to, you should read the "Risk Factors" included in our Annual Report on Form 10-K to the United States Securities and Exchange Commission. All forward-looking statements in this report speak only as of the date of this report or, in the case of any document incorporated by reference, the date of that document. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are qualified by the cautionary statements in this section and in the "Risk Factors" included in our Annual Report on Form 10-K. We do not undertake any obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances or changes in expectations after the date of this report.

Management's Report on Internal Control Over Financial Reporting

Management of Lowe's Companies, Inc. and its subsidiaries is responsible for establishing and maintaining adequate internal control over financial reporting (Internal Control) as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our Internal Control was designed to provide reasonable assurance to our management and the board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention or overriding of controls. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the reliability of financial reporting and financial statement preparation and presentation. Further, because of changes in conditions, the effectiveness may vary over time.

Our management evaluated the effectiveness of our Internal Control as of February 3, 2006. In evaluating our Internal Control, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on our management's assessment, we have concluded that, as of February 3, 2006, our Internal Control is effective.

Deloitte & Touche, LLP, the independent registered public accounting firm that audited the financial statements contained in this report, has issued an attestation report on our management's assessment of our Internal Control. This report appears on page 27.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Lowe's Companies, Inc.
Mooresville, North Carolina

We have audited the accompanying consolidated balance sheets of Lowe's Companies, Inc. and subsidiaries (the "Company") as of February 3, 2006 and January 28, 2005, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three fiscal years in the period ended February 3, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at February 3, 2006 and January 28, 2005, and the results of its operations and its cash flows for each of the three fiscal years in the period ended February 3, 2006 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of February 3, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 6, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

Charlotte, North Carolina
April 6, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Lowe's Companies, Inc.
Mooresville, North Carolina

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting included on page 26, that Lowe's Companies, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of February 3, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of February 3, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 3, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the fiscal year ended February 3, 2006 of the Company and our report dated April 6, 2006 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Charlotte, North Carolina
April 6, 2006

Lowe's Companies, Inc.
Consolidated Statements of Earnings

(In millions, except per share and percentage data) Years ended on	February 3, 2006	% Sales	January 28, 2005	% Sales	January 30, 2004	% Sales
Net sales (Note 1)	**$ 43,243**	**100.00%**	**$ 36,464**	**100.00%**	**$ 30,838**	**100.00%**
Cost of sales (Note 1)	28,443	65.77	24,208	66.39	21,269	68.97
Gross margin	**14,800**	**34.23**	**12,256**	**33.61**	**9,569**	**31.03**
Expenses:						
Selling, general and administrative (Notes 1 and 5)	9,014	20.84	7,562	20.74	5,578	18.09
Store opening costs (Note 1)	142	0.33	123	0.34	128	0.42
Depreciation (Notes 1 and 4)	980	2.27	859	2.35	739	2.40
Interest (Note 15)	158	0.37	176	0.48	180	0.58
Total expenses	**10,294**	**23.81**	**8,720**	**23.91**	**6,625**	**21.49**
Pre-tax earnings	4,506	10.42	3,536	9.70	2,944	9.54
Income tax provision (Note 13)	1,735	4.01	1,360	3.73	1,115	3.61
Earnings from continuing operations	**2,771**	**6.41**	**2,176**	**5.97**	**1,829**	**5.93**
Earnings from discontinued operations, net of tax (Note 2)	–	–	–	–	15	0.05
Net earnings	**$ 2,771**	**6.41%**	**$ 2,176**	**5.97%**	**$ 1,844**	**5.98%**
Basic earnings per share (Note 9)						
Continuing operations	$ 3.56		$ 2.80		$ 2.33	
Discontinued operations	–		–		0.02	
Basic earnings per share	$ 3.56		$ 2.80		$ 2.35	
Diluted earnings per share (Note 9)						
Continuing operations	$ 3.46		$ 2.71		$ 2.26	
Discontinued operations	–		–		0.02	
Diluted earnings per share	$ 3.46		$ 2.71		$ 2.28	
Cash dividends per share	**$ 0.22**		**$ 0.15**		**$ 0.11**	

See accompanying notes to the consolidated financial statements.

Lowe's Companies, Inc.
Consolidated Balance Sheets

(In millions, except par value and percentage data)	February 3, 2006	% Total	January 28, 2005	% Total
Assets				
Current assets:				
Cash and cash equivalents (Note 1)	$ 423	1.7%	$ 530	2.5%
Short-term investments (Notes 1 and 3)	453	1.8	283	1.3
Accounts receivable – net (Note 1)	18	0.1	9	–
Merchandise inventory – net (Note 1)	6,706	27.2	5,911	28.0
Deferred income taxes – net (Note 13)	127	0.5	95	0.5
Other assets	104	0.4	75	0.4
Total current assets	**7,831**	**31.7**	**6,903**	**32.7**
Property, less accumulated depreciation (Notes 4 and 5)	16,354	66.3	13,911	65.8
Long-term investments (Notes 1 and 3)	294	1.2	146	0.7
Other assets (Note 5)	203	0.8	178	0.8
Total assets	**$ 24,682**	**100.0%**	**$ 21,138**	**100.0%**
Liabilities and shareholders' equity				
Current liabilities:				
Current maturities of long-term debt (Note 7)	$ 32	0.1%	$ 630	3.0%
Accounts payable	2,832	11.5	2,695	12.7
Accrued salaries and wages	424	1.7	386	1.8
Self-insurance liabilities (Note 1)	571	2.3	467	2.2
Deferred revenue (Note 1)	709	2.9	539	2.6
Other current liabilities (Notes 1 and 5)	1,264	5.1	931	4.4
Total current liabilities	**5,832**	**23.6**	**5,648**	**26.7**
Long-term debt, excluding current maturities (Notes 7, 8 and 11)	3,499	14.2	3,060	14.5
Deferred income taxes (Note 13)	735	3.0	736	3.5
Other long-term liabilities (Note 1)	277	1.1	159	0.7
Total liabilities	**10,343**	**41.9**	**9,603**	**45.4**
Shareholders' equity (Note 10):				
Preferred stock – $5 par value, none issued	–	–	–	–
Common stock – $.50 par value;				
Shares issued and outstanding				
February 3, 2006 784				
January 28, 2005 774	392	1.6	387	1.8
Capital in excess of par value	1,712	6.9	1,514	7.2
Retained earnings	12,234	49.6	9,634	45.6
Accumulated other comprehensive income	1	–	–	–
Total shareholders' equity	**14,339**	**58.1**	**11,535**	**54.6**
Total liabilities and shareholders' equity	**$ 24,682**	**100.0%**	**$ 21,138**	**100.0%**

See accompanying notes to the consolidated financial statements.

Lowe's Companies, Inc.
Consolidated Statements of Shareholders' Equity

(In millions)	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance January 31, 2003	**781.9**	**$ 391**	**$ 2,023**	**$ 5,817**	**$ 1**	**$ 8,232**
Comprehensive income (Note 1):						
Net earnings				1,844		
Total comprehensive income						1,844
Tax effect of non-qualified stock options exercised			27			27
Cash dividends				(87)		(87)
Stock compensation expense (Notes 1 and 10)			51			51
Employee stock options exercised and other (Note 10)	4.0	2	95			97
Employee stock purchase plan (Note 10)	1.4	1	51			52
Balance January 30, 2004	**787.3**	**$ 394**	**$ 2,247**	**$ 7,574**	**$ 1**	**$ 10,216**
Comprehensive income (Note 1):						
Net earnings				2,176		
Net unrealized investment losses (Note 3)					(1)	
Total comprehensive income						2,175
Tax effect of non-qualified stock options exercised			33			33
Cash dividends				(116)		(116)
Stock compensation expense (Notes 1 and 10)			70			70
Repurchase of common stock (Note 10)	(18.4)	(9)	(991)			(1,000)
Conversion of debt to common stock (Note 7)	0.2		6			6
Employee stock options exercised and other (Note 10)	3.4	1	89			90
Employee stock purchase plan (Note 10)	1.3	1	60			61
Balance January 28, 2005	**773.8**	**$ 387**	**$ 1,514**	**$ 9,634**	**–**	**$ 11,535**
Comprehensive income (Note 1):						
Net earnings				2,771		
Foreign currency translation					1	
Total comprehensive income						2,772
Tax effect of non-qualified stock options exercised			59			59
Cash dividends				(171)		(171)
Stock compensation expense (Notes 1 and 10)			76			76
Repurchase of common stock (Note 10)	(12.5)	(6)	(768)			(774)
Conversion of debt to common stock (Note 7)	13.8	7	558			565
Employee stock options exercised and other (Note 10)	7.8	3	209			212
Employee stock purchase plan (Note 10)	1.2	1	64			65
Balance February 3, 2006	**784.1**	**$ 392**	**$ 1,712**	**$ 12,234**	**$ 1**	**$ 14,339**

See accompanying notes to the consolidated financial statements.

Lowe's Companies, Inc.
Consolidated Statements of Cash Flows

(In millions) Years ended on	February 3, 2006	January 28, 2005	January 30, 2004
Cash flows from operating activities:			
Net earnings	$ 2,771	$ 2,176	$ 1,844
Adjustments to reconcile earnings to net cash provided by operating activities:			
Depreciation and amortization	1,051	926	807
Deferred income taxes	(33)	109	157
Loss on disposition/writedown of fixed and other assets	31	55	31
Stock-based compensation expense	76	70	51
Tax effect of stock options exercised	59	33	31
Changes in operating assets and liabilities:			
Accounts receivable – net	(9)	125	23
Merchandise inventory – net	(795)	(1,374)	(607)
Other operating assets	(29)	31	(10)
Accounts payable	137	483	421
Other operating liabilities	583	439	286
Net cash provided by operating activities	**3,842**	**3,073**	**3,034**
Cash flows from investing activities:			
Purchases of short-term investments	(1,829)	(1,180)	(2,759)
Proceeds from sale/maturity of short-term investments	1,802	1,799	2,828
Purchases of long-term investments	(354)	(156)	(381)
Proceeds from sale/maturity of long-term investments	55	28	193
Increase in other long-term assets	(30)	(12)	(95)
Fixed assets acquired	(3,379)	(2,927)	(2,345)
Proceeds from the sale of fixed and other long-term assets	61	86	72
Net cash used in investing activities	**(3,674)**	**(2,362)**	**(2,487)**
Cash flows from financing activities:			
Net decrease in short-term borrowings	–	–	(50)
Proceeds from issuance of long-term debt	1,013	–	–
Repayment of long-term debt	(633)	(82)	(29)
Proceeds from employee stock purchase plan	65	61	52
Proceeds from stock options exercised	225	90	97
Cash dividend payments	(171)	(116)	(87)
Repurchase of common stock	(774)	(1,000)	–
Net cash used in financing activities	**(275)**	**(1,047)**	**(17)**
Net (decrease) increase in cash and cash equivalents	(107)	(336)	530
Cash and cash equivalents, beginning of year	530	866	336
Cash and cash equivalents, end of year	**$ 423**	**$ 530**	**$ 866**

See accompanying notes to the consolidated financial statements.

Note 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Lowe's Companies, Inc. and subsidiaries (the Company) is the world's second largest home improvement retailer and operated 1,234 stores in 49 states at February 3, 2006. Below are those accounting policies considered to be significant by the Company.

Fiscal Year – The Company's fiscal year ends on the Friday nearest the end of January. The fiscal year ended February 3, 2006 had 53 weeks. The fiscal years ended January 28, 2005 and January 30, 2004 had 52 weeks. All references herein for the years 2005, 2004 and 2003 represent the fiscal years ended February 3, 2006, January 28, 2005 and January 30, 2004, respectively.

Principles of Consolidation – The consolidated financial statements include the accounts of the Company and its operating subsidiaries, all of which are wholly-owned. All material intercompany accounts and transactions have been eliminated.

Use of Estimates – The preparation of the Company's financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates that affect the reported amounts of assets, liabilities, sales and expenses and related disclosures of contingent assets and liabilities. The Company bases these estimates on historical results and various other assumptions believed to be reasonable, all of which form the basis for making estimates concerning the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates.

Cash and Cash Equivalents – Cash and cash equivalents include cash on hand, demand deposits and short-term investments with original maturities of three months or less when purchased. The majority of payments due from financial institutions for the settlement of credit card and debit card transactions process within two business days, and are therefore classified as cash and cash equivalents.

Investments – The Company has a cash management program which provides for the investment of cash balances not expected to be used in current operations in financial instruments that have maturities of up to 10 years. Variable rate demand notes and auction rate securities, which have stated maturity dates of up to 20 years, meet this maturity requirement of the cash management program because the maturity date of these investments is determined based on the interest rate reset date for the purpose of applying this criteria.

Investments, exclusive of cash equivalents, with a stated maturity date of one year or less from the balance sheet date or that are expected to be used in current operations, are classified as short-term investments. All other investments are classified as long-term. Investments consist primarily of certificates of deposit, time deposits, U.S. dollar foreign government securities, money market preferred stocks, municipal obligations, agency bonds, corporate notes and bonds, auction rate securities and money market mutual funds. Also classified as investments are restricted balances pledged as collateral for a letter of credit for the Company's extended warranty program and for the Company's casualty insurance program liabilities.

The Company has classified all investment securities as available-for-sale, and they are carried at fair market value. Unrealized gains and losses on such securities are included in accumulated other comprehensive income in shareholders' equity.

Derivative Financial Instruments – The Company does not use derivative financial instruments for trading purposes.

Accounts Receivable – The majority of the Company's accounts receivable arise from sales of goods and services to Commercial Business Customers. In May 2004, the Company entered into an agreement with General Electric Company and its subsidiaries (GE) to sell its then-existing portfolio of commercial business accounts receivable to GE. During the term of the agreement, which ends on December 31, 2009, unless terminated sooner by the parties, GE also purchases at face value new commercial business accounts receivable originated by the Company and services these accounts. The Company accounts for the transfers of the accounts receivable as sales. When the Company sells its commercial business accounts receivable, it retains certain interests in those receivables, including the funding of a loss reserve and its obligation related to GE's ongoing servicing of the receivables sold. Any gain or loss on the sale is determined based on the previous carrying amounts of the transferred assets allocated at fair value between the receivables sold and the interests retained. Fair value is based on the present value of expected future cash flows taking into account the key assumptions of anticipated credit losses, payment rates, late fee rates, GE's servicing costs and the discount rate commensurate with the uncertainty involved. Due to the short-term nature of the receivables sold, changes to the key assumptions would not materially impact the recorded gain or loss on the sales of receivables or the fair value of the retained interests in the receivables.

The initial portfolio of commercial business accounts receivable sold to GE in May 2004 totaled $147 million. Total commercial business accounts receivable sold to GE were $1.7 billion in 2005 and $1.2 billion in 2004. During 2005 and 2004, the Company recognized losses of $41 million and $34 million, respectively, on these sales as selling, general and administrative (SG&A) expense, which primarily relate to the fair value of the obligations incurred related to servicing costs that are remitted to GE monthly. At February 3, 2006 and January 28, 2005, the fair value of the retained interests was insignificant and was determined based on the present value of expected future cash flows.

The allowance for doubtful accounts is based on historical experience and a review of existing receivables. The allowance for doubtful accounts was $0.8 million at February 3, 2006, and $2 million at January 28, 2005.

Sales generated through the Company's private label credit cards are not reflected in receivables. Under an agreement with GE, credit is extended directly to customers by GE. All credit program-related services are performed and controlled directly by GE. The Company has the option, but no obligation, to purchase the receivables at the end of the agreement in December 2009.

The total portfolio of receivables held by GE, including both receivables originated by GE from the Company's private label credit cards and commercial business accounts receivable originated by the Company and sold to GE, approximated $5.0 billion at February 3, 2006, and $4.5 billion at January 28, 2005.

Merchandise Inventory – Inventory is stated at the lower of cost or market using the first-in, first-out method of inventory accounting. The cost of inventory also includes certain costs associated with the preparation of inventory for resale and distribution center costs, net of vendor funds.

The Company records an inventory reserve for the loss associated with selling discontinued inventories below cost. This reserve is based on management's current knowledge with respect to inventory levels, sales trends and historical experience relating to the liquidation of discontinued inventory. Management does not believe the Company's merchandise inventories are subject to significant risk of obsolescence in the near term, and management has the ability to adjust purchasing practices based on anticipated sales trends and general economic conditions. However, changes in consumer purchasing patterns could result in the need for additional reserves. The Company also records an inventory reserve for the estimated shrinkage between physical inventories. This reserve is based primarily on actual shrink results from previous physical inventories. Changes in actual shrink results from completed physical inventories could result in revisions to previously estimated shrink expense. Management believes it has sufficient current and historical knowledge to record reasonable estimates for both of these inventory reserves.

Property and Depreciation – Property is recorded at cost. Costs associated with major additions are capitalized and depreciated. Capital assets are expected to yield future benefits and have useful lives which exceed one year. The total cost of a capital asset generally includes all applicable sales taxes, delivery costs, installation costs and other appropriate costs incurred by the Company in the case of self-constructed assets. Upon disposal, the cost of properties and related accumulated depreciation are removed from the accounts, with gains and losses reflected in SG&A expense in the consolidated statements of earnings.

Depreciation is provided over the estimated useful lives of the depreciable assets. Assets are depreciated using the straight-line method. Leasehold improvements are depreciated over the shorter of their estimated useful lives or the term of the related lease, which may include one or more option renewal periods where failure to exercise such options would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured. During the term of a lease, if a substantial additional investment is made in a leased location, the Company reevaluates its definition of lease term to determine whether the investment, together with any penalties related to nonrenewal, would constitute an economic penalty in such amount that renewal appears, at the time of the reevaluation, to be reasonably assured.

Long-Lived Assets/Store Closing – Losses related to impairment of long-lived assets are recognized when circumstances indicate the carrying values of the assets may not be recoverable. When management commits to close or relocate a store location, or when there are indicators that the carrying value of a long-lived asset may not be recoverable, the Company evaluates the carrying value of the asset in relation to its expected undiscounted future cash flows. If the carrying value of the assets is greater than the expected undiscounted future cash flows and the fair value of the assets is less than the carrying value, a provision is made for the impairment of the assets based on the excess of carrying value over fair value. The fair value of the assets is generally based on appraisals and the Company's historical experience.

When a leased location is closed, a provision is made for the present value of future lease obligations, including property taxes, utilities, and common area maintenance, net of anticipated sublease income. Provisions for impairment and store closing costs are included in SG&A expenses. The store closing liability is included in other current liabilities in the consolidated balance sheets.

Leases – Assets under capital leases are amortized in accordance with the Company's normal depreciation policy for owned assets or if shorter, over the non-cancelable lease term and any option renewal period where failure to exercise such option would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured. During the term of a lease, if a substantial additional investment is made in a leased location, the Company reevaluates its definition of lease term. The charge to earnings is included in depreciation expense in the consolidated financial statements.

For lease agreements that provide for escalating rent payments or free-rent occupancy periods, the Company recognizes rent expense on a straight-line basis over the non-cancelable lease term and option renewal periods where failure to exercise such options would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured. The lease term commences on the date when all conditions precedent to the Company's obligation to pay rent are satisfied. Deferred rent is included in other long-term liabilities in the consolidated balance sheets.

Self-Insurance – The Company is self-insured for certain losses relating to workers' compensation, automobile, property, and general and product liability claims. The Company has stop-loss coverage to limit the exposure arising from these claims. The Company is also self-insured for certain losses relating to medical and dental claims. Self-insurance claims filed and claims incurred but not reported are accrued based upon management's estimates of the discounted ultimate cost for uninsured claims incurred using actuarial assumptions followed in the insurance industry and historical experience. Although management believes it has the ability to adequately record estimated losses related to claims, it is possible that actual results could differ from recorded self-insurance liabilities.

Income Taxes – The Company establishes deferred income tax assets and liabilities for temporary differences between the tax and financial accounting bases of assets and liabilities. The tax effects of such differences are reflected in the balance sheet at the enacted tax rates expected to be in effect when the differences reverse. The tax balances and income tax expense recognized by the Company are based on what management believes are reasonable interpretations of the tax statutes of multiple jurisdictions.

Store Opening Costs – Costs of opening new or relocated retail stores, which include payroll and supply costs incurred prior to store opening and grand opening advertising costs, are charged to operations as incurred.

Revenue Recognition – The Company recognizes revenues, net of sales tax, when sales transactions occur and customers take possession of the merchandise. A provision for anticipated merchandise returns is provided through a reduction of sales and cost of sales in the period that the related sales are recorded. Revenues from product installation services are recognized when the installation is completed. Deferred revenues associated with amounts received for which customers have not yet taken possession of merchandise or for which installation has not yet been completed were $377 million and $265 million at February 3, 2006, and January 28, 2005, respectively.

Revenues from stored value cards, which include gift cards and returned merchandise credits, are deferred and recognized when the cards are redeemed. The liability associated with outstanding stored value cards was $293 million and $264 million at February 3, 2006, and January 28, 2005, respectively, and these amounts are included in deferred revenue in the accompanying consolidated balance sheets. The Company recognizes income from unredeemed stored value cards at the point at which redemption becomes remote. As the Company's stored value cards have no expiration, the Company performs an evaluation based on an aging of the unredeemed cards, based on the date of last stored value card use, to determine when redemption is remote.

Extended Warranties – Beginning in 2003, Lowe's began selling separately priced extended warranty contracts under a new Lowe's-branded program for which the Company is the primary obligor. The Company recognizes revenue from extended warranty sales on a straight-line basis over the respective contract term. Incremental direct acquisition costs associated with the sale of extended warranties are also deferred and recognized as expense on a straight-line basis over the respective contract term. Extended warranty contract terms range from one to four years from the date of purchase. All other costs, such as costs of services performed under the contract, general and administrative expenses and advertising expenses are expensed as incurred. Deferred revenues related to the Company's extended warranty sales were $206 million at February 3, 2006, $39 million of which were included in current liabilities as deferred revenue. Extended warranty deferred revenues were $86 million at January 28, 2005, $10 million of which were included in current liabilities as deferred revenue. The long-term portion of the Company's extended warranty deferred revenue is included in other long-term liabilities in the accompanying consolidated balance sheets. The change in the extended warranty deferred revenue balance from January 28, 2005 to February 3, 2006 was primarily due to additional warranties issued during the period. Reductions in the extended warranty liability for payments made under the extended warranties and aggregate changes in the liability for accruals related to preexisting warranties were not significant during the period, as the program is still in its beginning stages.

Cost of Sales and Selling, General and Administrative Expenses – The following lists the primary costs classified in each major expense category:

Cost of Sales

- Total cost of products sold including:
  - Purchase costs, net of vendor funds;
  - Freight expenses associated with moving merchandise inventories from vendors to retail stores;
  - Costs associated with operating the Company's distribution network, including payroll and benefit costs and occupancy costs;
- Costs of services provided;
- Costs associated with delivery from vendors to customers by third parties;
- Costs associated with inventory shrinkage and obsolescence.

Selling, General and Administrative

- Payroll and benefit costs, including incentives, for retail and corporate employees;
- Occupancy costs of retail and corporate facilities;
- Advertising;
- Costs associated with delivery from stores to customers by the Company;
- Third-party in-store service costs;
- Bank charges, including costs associated with credit card interchange fees;
- Costs associated with self-insured plans and premium costs for stop-loss coverage and fully-insured plans;
- Long-lived asset impairment charges and gains/losses on disposal of assets;
- Other administrative costs, such as supplies, and travel and entertainment.

Advertising – Costs associated with advertising are charged to operations as incurred. Gross advertising expenses were $812 million, $740 million and $682 million in 2005, 2004 and 2003, respectively. Cooperative advertising vendor funds of $0, $2 million and $673 million in 2005, 2004 and 2003, respectively, were recorded as a reduction of these expenses with the net amount included in SG&A. The reduction of the amount of cooperative advertising vendor funds recorded as a reduction of advertising expenses in 2004 is a result of the implementation of Emerging Issues Task Force Issue No. 02-16 (EITF 02-16), "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." See further discussion of cooperative advertising allowances and the impact of the implementation of EITF 02-16 in Vendor Funds.

Vendor Funds – The Company receives funds from vendors in the normal course of business for a variety of reasons, including purchase-volume-related discounts and rebates, advertising allowances, reimbursement for third-party in-store service related costs, defective merchandise allowances and reimbursement for selling expenses and display costs. Management uses projected purchase volumes to estimate accrual rates, validates those projections based on actual purchase trends and applies those rates to actual purchase volumes to determine the amount of funds accrued by the Company and receivable from the vendor. Amounts accrued could be impacted if actual purchase volumes differ from projected purchase volumes.

The Company historically treated purchase-volume-related discounts or rebates as a reduction of inventory cost and reimbursements of operating expenses received from vendors as a reduction of those specific expenses. The Company's historical accounting treatment for these vendor-provided funds was consistent with EITF 02-16 with the exception of certain cooperative advertising and third-party in-store services for which the costs are ultimately funded by vendors. The Company previously treated the cooperative advertising allowances and third-party in-store service funds as a reduction of the related expense.

Under EITF 02-16, vendor funds are treated as a reduction of inventory cost, unless they represent a reimbursement of specific, incremental and identifiable costs incurred by the customer to sell the vendor's product. Substantially all of the vendor funds that the Company receives do not meet the specific, incremental and identifiable criteria in EITF 02-16. Therefore, for vendor fund agreements entered into after December 31, 2002, which was the effective date of the related provision of EITF 02-16, the Company treats funds that do not meet the specific, incremental and identifiable criteria as a reduction in the cost of inventory and recognizes these funds as a reduction of cost of sales when the inventory is sold. There is no impact to the timing of when the funds are received from vendors or the associated cash flows.

Third-party in-store service costs are included in SG&A expense and the funds received from vendors are recorded as a reduction of inventory cost in 2005 and 2004. Third-party in-store service costs for 2003 are presented net of vendor funds of $175 million.

This accounting change did not have a material impact on the 2003 financial statements since substantially all of the vendor fund agreements for 2003 were entered into prior to December 31, 2002, the effective date of the related provision of EITF 02-16. This accounting change reduced diluted earnings per share by approximately $0.16 in 2004, but did not have a material impact on diluted earnings per share in 2005.

Comprehensive Income – The Company reports comprehensive income in its consolidated statements of shareholders' equity. Comprehensive income represents changes in shareholders' equity from non-owner sources and is comprised primarily of net earnings plus or minus unrealized gains or losses on available-for-sale securities, as well as foreign currency translation adjustments. For the year ended February 3, 2006, foreign currency translation adjustments were approximately $1 million and unrealized holding gains/losses on available-for-sale securities were insignificant. For the year ended January 28, 2005, unrealized holding losses on available-for-sale securities were approximately $1 million and there were no foreign currency translation adjustments. For the year ended January 30, 2004, unrealized holding gains/losses on available-for-sale securities were insignificant and there were no foreign currency translation adjustments. The reclassification adjustments for gains/losses included in net earnings for 2005, 2004 and 2003 were also insignificant.

Stock-Based Compensation – Effective February 1, 2003, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," prospectively for all employee awards granted or modified after January 31, 2003. Therefore, in accordance with the requirements of SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," the cost related to stock-based employee compensation included in the determination of net earnings for years ended February 3, 2006, January 28, 2005 and January 30, 2004 is less than that which would have been recognized if the fair-value-based method had been applied to all awards since the original effective date of SFAS No. 123. The Company recognized stock compensation expense in 2005, 2004 and 2003 totaling $76 million, $70 million and $51 million, respectively, for stock options and awards granted or modified during the year.

The following table illustrates the effect on net earnings and earnings per share if the fair-value-based method had been applied to all outstanding and unvested awards in each period:

(In millions, except per share data)	2005	2004	2003
Net earnings as reported	$ 2,771	$ 2,176	$ 1,844
Add: stock-based compensation expense included in net earnings, net of related tax effects	47	43	32
Deduct: total stock-based compensation expense determined under the fair-value-based method for all awards, net of related tax effects	(49)	(85)	(93)
Pro forma net earnings	$ 2,769	$ 2,134	$ 1,783
Earnings per share:			
Basic – as reported	$ 3.56	$ 2.80	$ 2.35
Basic – pro forma	$ 3.56	$ 2.75	$ 2.26
Diluted – as reported	$ 3.46	$ 2.71	$ 2.28
Diluted – pro forma	$ 3.46	$ 2.66	$ 2.20

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the assumptions listed in the following table:

	2005	2004	2003
Weighted average fair value per option	$ 15.62	$ 16.56	$ 17.64
Assumptions used:			
Weighted average expected volatility	31.4%	38.3%	44.0%
Weighted average expected dividend yield	0.24%	0.22%	0.26%
Weighted average risk-free interest rate	3.81%	2.39%	2.89%
Weighted average expected life, in years	3.2	3.3	5.5

Shipping and Handling Costs – The Company includes shipping and handling costs relating to the shipment of products to customers by third parties in cost of sales. Shipping and handling costs, which include salaries and vehicle operations expenses relating to the delivery of products to customers by the Company, are classified as SG&A expenses. Shipping and handling costs included in SG&A expenses were $312 million, $255 million, and $216 million during 2005, 2004 and 2003, respectively.

Recent Accounting Pronouncements – In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised), "Share-Based Payment." This statement eliminates the alternative to account for share-based compensation transactions using Accounting Principles Board (APB) Opinion No. 25 and will require that compensation expense be measured based on the grant-date fair value of the award and recognized over the requisite service period for awards that vest. SFAS No. 123 (revised) will also require a change in the classification of the benefits of tax deductions in excess of recognized compensation cost to a reduction in operating cash flows and an increase in financing cash flows in periods after adoption. The Company will adopt SFAS No. 123 (revised) at the beginning of 2006. The adoption of SFAS No. 123 (revised) is not expected to have a material impact on the Company's consolidated financial statements.

In March 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations." This interpretation clarifies that the term "conditional asset retirement obligation," as used in SFAS No. 143, "Accounting for Asset Retirement Obligations," refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the Company. The interpretation was effective no later than the end of fiscal years ending after December 15, 2005. The adoption of this interpretation did not have an impact on the Company's consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and FASB Statement No. 3." This statement changes the requirements for the accounting for and reporting of a change in accounting principle. Rather than recognizing in net income a cumulative effect adjustment, this statement generally requires retrospective application of a change in accounting principle to prior periods' financial statements. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

Segment Information – The Company's operating segments, representing the Company's home improvement retail stores, are aggregated within one reportable segment based on the way the Company manages its business. This is due to the fact that the Company's home improvement retail stores sell similar products and services that exhibit similar economic characteristics, use similar processes in selling products and services, and sell their products and services to similar classes of customers.

Reclassifications – Certain prior period amounts have been reclassified to conform to current classifications. Self insurance liabilities and deferred revenues are separately presented on the consolidated balance sheets and were reclassified from other current liabilities. The Company also reclassified depreciation expense associated with its distribution network from depreciation expense to cost of sales on the consolidated statements of earnings for all periods presented.

Note 2 DISCONTINUED OPERATIONS

During the fourth quarter of 2003, the Company sold 26 commodity-focused locations operating under The Contractor Yard name (the "Contractor Yards"). This sale was effected to allow the Company to continue to focus on its retail and commercial business. The Company has reported the results of operations of the Contractor Yards as discontinued operations for 2003. Those results were as follows:

(In millions)	Year Ended On January 30, 2004
Net sales from discontinued operations	**$425**
Pre-tax earnings from discontinued operations	20
Gain on sale of Contractor Yards	5
Income tax provision	10
Earnings from discontinued operations, net of tax	**$ 15**

The Company has revised the fiscal 2003 presentation of the statement cash flows to include the operating and investing portions of the cash flows attributable to the discontinued operations in their respective captions, totaling $85 million and $23 million, respectively. These amounts, totaling $112 million, were previously reported on a combined basis on the statement of cash flows, separate from continuing operations.

Note 3 INVESTMENTS

The Company's investment securities are classified as available-for-sale. The amortized costs, gross unrealized holding gains and losses and fair values of the investments at February 3, 2006, and January 28, 2005, were as follows:

	February 3, 2006			
Type (In millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Municipal obligations	$ 295	$ –	$ (1)	$ 294
Money market preferred stock	157	–	–	157
Corporate notes	2	–	–	2
Classified as short-term	**454**	**–**	**(1)**	**453**
Municipal obligations	223	–	(1)	222
Corporate notes	32	–	–	32
Mutual funds	23	2	–	25
Asset-backed obligations	14	–	–	14
Certificates of deposit	1	–	–	1
Classified as long-term	**293**	**2**	**(1)**	**294**
Total	**$ 747**	**$ 2**	**$ (2)**	**$ 747**

	January 28, 2005			
Type (In millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Municipal obligations	$ 162	$ –	$ –	$ 162
Money market preferred stock	121	–	–	121
Classified as short-term	**283**	**–**	**–**	**283**
Municipal obligations	97	–	(1)	96
Corporate notes	19	–	–	19
Asset-backed obligations	16	–	–	16
Mutual funds	14	1	–	15
Classified as long-term	**146**	**1**	**(1)**	**146**
Total	**$ 429**	**$ 1**	**$ (1)**	**$ 429**

The proceeds from sales of available-for-sale securities were $587 million, $117 million and $204 million for 2005, 2004 and 2003, respectively. Gross realized gains and losses on the sale of available-for-sale securities were not significant for any of the periods presented. The municipal obligations classified as long-term at February 3, 2006, will mature in one to 20 years, based on stated maturity dates. Corporate notes classified as long-term at February 3, 2006, will mature in one to three years, based on stated maturity dates. Asset-backed obligations classified as long-term at February 3, 2006, will mature in three to six years, based on stated maturity dates.

In the third quarter of 2005, the Company determined that certain cash balances pledged as collateral principally for the Company's casualty insurance program were restricted and thus should not have been included in cash and cash equivalents in prior periods. The Company has corrected the classification of such restricted balances by including them in short-term investments, and has restated prior periods to reflect this change. The effect of this restatement was a reduction in cash and cash equivalents and an increase in short-term investments of $112 million at January 28, 2005. The impact on cash flows from investing activities was a decrease of $65 million in 2004 and a decrease of $10 million in 2003. In addition, this restatement resulted in a $37 million decrease in beginning cash and cash equivalents on the statement of cash flows for the year ended January 30, 2004.

Short-term and long-term investments include restricted balances pledged as collateral for a letter of credit for the Company's extended warranty program and for a portion of the Company's casualty insurance program liabilities. Restricted balances included in short-term investments were $152 million at February 3, 2006 and $112 million at January 28, 2005. At February 3, 2006, restricted balances included in long-term investments were $74 million. There were no restricted balances included in long-term investments at January 28, 2005.

Note 4 PROPERTY AND ACCUMULATED DEPRECIATION

Property is summarized by major class in the following table:

(In millions)	Estimated Depreciable Lives (In Years)	February 3, 2006	January 28, 2005
Cost:			
Land	N/A	$ 4,894	$ 4,197
Buildings	10–40	8,195	7,007
Equipment	3–15	6,468	5,405
Leasehold improvements*	3–40	1,862	1,401
Total cost		**21,419**	**18,010**
Accumulated depreciation and amortization		(5,065)	(4,099)
Net property		**$ 16,354**	**$ 13,911**

**Leasehold improvements are depreciated over the shorter of their estimated useful lives or the term of the related lease, which is defined to include the non-cancelable lease term and any option renewal period where failure to exercise such option would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured. During the term of a lease, if a substantial additional investment is made in a leased location, the Company reevaluates its definition of lease term.*

Included in net property are assets under capital lease of $534 million, less accumulated depreciation of $248 million, at February 3, 2006, and $538 million, less accumulated depreciation of $227 million, at January 28, 2005.

Note 5 IMPAIRMENT AND STORE CLOSING COSTS

The Company periodically reviews the carrying value of long-lived assets for potential impairment. The charge for impairment is included in SG&A expense. Impairment charges recorded were $16 million, $31 million and $14 million in 2005, 2004 and 2003, respectively.

The net carrying value for relocated stores, closed stores and other excess property are included in other assets (non-current) and totaled $63 million and $56 million at February 3, 2006, and January 28, 2005, respectively.

When leased locations are closed, a liability is recognized for the fair value of future contractual obligations, including property taxes, utilities, and common area maintenance, net of anticipated sublease income. The charge for store closing costs is included in SG&A expense. The store closing liability, which is included in other current liabilities in the consolidated balance sheets, was $23 million and $24 million at February 3, 2006, and January 28, 2005, respectively.

Note 6 SHORT-TERM BORROWINGS AND LINES OF CREDIT

The Company has a $1 billion senior credit facility which became effective in July 2004 and expires in July 2009. This facility is available to support the Company's $1 billion commercial paper program and for direct borrowings. Borrowings are priced based upon market conditions at the time of funding in accordance with the terms of the senior credit facility. The senior credit facility contains certain covenants, including maintenance of a specific financial ratio. The Company was in compliance with these covenants at February 3, 2006 and January 28, 2005. Fifteen banking institutions are participating in the $1 billion senior credit facility and, as of February 3, 2006 and January 28, 2005, there were no outstanding borrowings under the facility or under the commercial paper program.

Four banks have extended lines of credit aggregating $420 million for the purpose of issuing documentary letters of credit and standby letters of credit. These lines do not have termination dates and are reviewed periodically. Commitment fees ranging from .25% to .50% per annum are paid on the letters of credit amounts outstanding. Outstanding letters of credit totaled $316 million as of February 3, 2006, and $304 million as of January 28, 2005.

There were no short-term borrowings outstanding at February 3, 2006, or January 28, 2005.

Note 7 LONG-TERM DEBT

(In millions) Debt Category	Interest Rates	Fiscal Year of Final Maturity	February 3, 2006	January 28, 2005
Secured debt:[1]				
Mortgage notes	6.82 to 8.25%	2028	$ 38	$ 37
Unsecured debt:				
Debentures	6.50 to 6.88%	2029	693	693
Notes	8.25%	2010	498	997
Medium-term notes – series A	7.35 to 8.20%	2023	27	27
Medium-term notes – series B[2]	6.70 to 7.61%	2037	267	267
Senior notes	5.00 to 5.50%	2035	988	100
Convertible notes	0.86 to 2.50%	2021	596	1,146
Capital leases and other		2030	424	423
Total long-term debt			**3,531**	**3,690**
Less current maturities			32	630
Long-term debt, excluding current maturities			**$ 3,499**	**$ 3,060**

[1] Real properties with an aggregate book value of $101 million were pledged as collateral at February 3, 2006, for secured debt.

[2] Approximately 34% of these medium-term notes may be put at the option of the holder on either the tenth or twentieth anniversary date of the issue at par value. None of these notes are currently putable.

Debt maturities, exclusive of unamortized original issue discounts, capital leases and other, for the next five years and thereafter are as follows: 2006, $7 million; 2007, $61 million; 2008, $6 million; 2009, $1 million; 2010, $501 million; thereafter, $2.7 billion.

The Company's debentures, senior notes, medium-term notes and convertible notes contain certain restrictive covenants. The Company was in compliance with all covenants in these agreements at February 3, 2006 and January 28, 2005.

In October 2005, the Company issued $1 billion of unsecured senior notes, comprised of two $500 million traunches maturing in October 2015 and October 2035, respectively (Senior Notes). The first $500 million traunche of 5.0% Senior Notes was sold at a discount of $4 million. The second $500 million traunche of 5.5% Senior Notes was sold a discount of $8 million. Interest on the notes is payable semi-annually in arrears in April and October. The discount associated with the issuance is being amortized over the respective terms of the senior notes. Issuance costs were approximately $1 million and are being amortized over the respective terms of the Senior Notes. The net proceeds of $987 million were used in part for the repayment of $600 million in outstanding notes due December 2005. The remaining proceeds will be used for general corporate purposes and to finance repurchases of common stock.

The Senior Notes may be redeemed by the Company at any time, in whole or in part, at a redemption price plus accrued interest to the date of redemption. The redemption price is equal to the greater of (1) 100% of the principal amount of the Senior Notes to be redeemed, or (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon, discounted to the date of the redemption on a semi-annual basis at a specified rate. The indenture does not limit the aggregate principal amount of debt securities that the Company may issue, nor is the Company required to maintain financial ratios or specified levels of net worth or liquidity. However, the indenture governing the Senior Notes contains various restrictive covenants, none of which is expected to impact the Company's liquidity or capital resources.

The Company has $580.5 million aggregate principal of senior convertible notes issued in October 2001 at an issue price of $861.03 per note. Interest on the notes, at the rate of 0.8610% per year on the principal amount at maturity, is payable semi-annually in arrears until October 2006. After that date, the Company will not pay cash interest on the notes prior to maturity. Instead, in October 2021 when the notes mature, a holder will receive $1,000 per note, representing a yield to maturity of approximately 1%. Holders may require the Company to purchase all or a portion of their notes in October 2006, at a price of $861.03 per note plus accrued cash interest, if any, or in October 2011, at a price of $905.06 per note. The Company may choose to pay the purchase price of the notes in cash or common stock or a combination of cash and common stock. In addition, if a change in control of the Company occurs on or before October 2006, each holder may require the Company to purchase for cash all or a portion of such holder's notes. The Company may redeem for cash all or a portion of the notes at any time beginning October 2006, at a price equal to the sum of the issue price plus accrued original issue discount and accrued cash interest, if any, on the redemption date.

Holders of the senior convertible notes may convert their notes into 17.212 shares of the Company's common stock only if: the sale price of the Company's common stock reaches specified thresholds, or the credit rating of the notes is below a specified level, or the notes are called for redemption, or specified corporate transactions representing a change in control have occurred. The conversion ratio of 17.212 shares per note is only adjusted based on normal antidilution provisions designed to protect the value of the conversion option.

During the third quarter of 2005, the Company's closing share prices reached the specified threshold such that the senior convertible notes became convertible at the option of each holder into shares of common stock during the fourth quarter of 2005. Holders of an insignificant number of notes exercised their right to convert their notes into shares of the Company's common stock during 2005. During the fourth quarter of 2005, the Company's closing share prices again reached the specified threshold such that the senior convertible notes would become convertible at the option of each holder into shares of common stock in the first quarter of 2006.

The Company has $155.4 million aggregate principal of convertible notes issued in February 2001 at an issue price of $608.41 per note. Interest will not be paid on the notes prior to maturity in February 2021, at which time the holders will receive $1,000 per note, representing a yield to maturity of 2.5%. Holders of the notes had the right to require the Company to purchase all or a portion of their notes in February 2004 at a price of $655.49 per note and will have the right in February 2011 to require the Company to purchase all or a portion of their notes at a price of $780.01 per note. The Company may choose to pay the purchase price of the notes in cash or common stock, or a combination of cash and common stock. Holders of an insignificant number of notes exercised their right to require the Company to purchase their notes during 2004, all of which were purchased in cash.

Holders may convert their notes at any time on or before the maturity date, unless the notes have been previously purchased or redeemed, into 16.448 shares of the Company's common stock per note. The conversion ratio of 16.448 shares per note is only adjusted based on normal antidilution provisions designed to protect the value of the conversion option. During 2005, holders of $839 million principal amount, $565 million carrying amount, of the Company's convertible notes issued in February 2001 exercised their right to convert their notes into 13.8 million shares of the Company's common stock at the rate of 16.448 shares per note. During 2004, holders of $10 million principal amount, $6 million carrying amount of the Company's convertible notes issued in February 2001 exercised their right to convert their notes into 0.2 million shares of the Company's common stock.

Upon the issuance of each of the series of convertible notes previously described, we evaluated the optionality features embedded in the notes and concluded that these features do not require bifurcation from the host contracts and separate accounting as derivative instruments.

Note 8 FINANCIAL INSTRUMENTS

Cash and cash equivalents, accounts receivable, trade accounts payable and accrued liabilities are reflected in the financial statements at cost, which approximates fair value due to their short-term nature. Short- and long-term investments classified as available-for-sale securities, which include restricted balances, are reflected in the financial statements at fair value. Estimated fair values for long-term debt have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The fair value of the Company's long-term debt excluding capital leases and other is as follows:

	February 3, 2006		January 28, 2005	
(In millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Liabilities:				
Long-term debt (excluding capital leases and other)	$ 3,107	$ 3,578	$ 3,267	$ 3,974

Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt issues that are not quoted on an exchange.

Note 9 EARNINGS PER SHARE

Basic earnings per share (EPS) excludes dilution and is computed by dividing the applicable net earnings by the weighted average number of common shares outstanding for the period. Diluted earnings per share is calculated based on the weighted average shares of common stock as adjusted for the potential dilutive effect of stock options and convertible notes as of the balance sheet date. The following table reconciles EPS for 2005, 2004 and 2003:

(In millions, except per share data)	2005	2004	2003
Basic earnings per share:			
Earnings from continuing operations	$ 2,771	$ 2,176	$ 1,829
Earnings from discontinued operations, net of tax	–	–	15
Net earnings	$ 2,771	$ 2,176	$ 1,844
Weighted average shares outstanding	777	777	785
Basic earnings per share: continuing operations	$ 3.56	$ 2.80	$ 2.33
Basic earnings per share: discontinued operations	–	–	0.02
Basic earnings per share	**$ 3.56**	**$ 2.80**	**$ 2.35**
Diluted earnings per share:			
Net earnings	$ 2,771	$ 2,176	$ 1,844
Net earnings adjustment for interest on convertible debt, net of tax	11	14	14
Net earnings, as adjusted	**$ 2,782**	**$ 2,190**	**$ 1,858**
Weighted average shares outstanding	777	777	785
Dilutive effect of stock options	5	5	4
Dilutive effect of convertible debt	21	26	27
Weighted average shares, as adjusted	**803**	**808**	**816**
Diluted earnings per share: continuing operations	$ 3.46	$ 2.71	$ 2.26
Diluted earnings per share: discontinued operations	–	–	0.02
Diluted earnings per share	**$ 3.46**	**$ 2.71**	**$ 2.28**

Note 10 SHAREHOLDERS' EQUITY

Authorized shares of common stock were 2.8 billion at February 3, 2006, and January 28, 2005.

The Company has five million authorized shares of preferred stock ($5 par), none of which have been issued. The Board of Directors may issue the preferred stock (without action by shareholders) in one or more series, having such voting rights, dividend and liquidation preferences and such conversion and other rights as may be designated by the Board of Directors at the time of issuance.

In January 2005, the Board of Directors authorized up to $1 billion in share repurchases through 2006. This program is intended to be implemented through purchases made from time to time either in the open market or through private transactions. Shares purchased under the share repurchase program are retired and returned to authorized and unissued status. During 2005, the Company repurchased 12.5 million shares at a total cost of $774 million. In January 2006, the Board of Directors authorized up to an additional $1 billion in share repurchases through 2007. As of February 3, 2006, the total remaining authorization was $1.2 billion.

The Company granted restricted stock awards of 988,000 shares with a per share weighted average fair value of $62.54 in 2005. The Company granted restricted stock awards of 346,000 shares with a per share weighted average fair value of $56.75 in 2004. The Company also granted deferred stock units, which represent non-vested stock, of 550,000 units with a per share weighted average fair value of $39.30 in 2003. These grants normally vest over three to five years. Related expenses (charged to stock compensation expense) for 2005, 2004 and 2003 were $18 million, $12 million and $5 million, respectively.

The Company has three stock incentive plans, referred to as the "2001," "1997" and "1994" Incentive Plans, under which incentive and non-qualified stock options may be granted to key employees. No awards may be granted after 2011 under the 2001 plan, after 2007 under the 1997 plan and after 2004 under the 1994 plan. Stock options generally have terms of seven years, normally vest evenly over three years, and are assigned an exercise price of not less than the fair market value of a share of the Company's common stock on the date of grant. Related expenses (charged to stock compensation expense) for 2005, 2004 and 2003 were $46 million, $39 million and $33 million, respectively. At February 3, 2006, there were 14,324,000 and 87,000 shares available for grants under the 2001 and 1997 plans, respectively, and no shares available for grants under the 1994 plan.

Stock option information related to the 2001, 1997 and 1994 Incentive Plans is summarized as follows:

Key Employee Stock Option Plans

	Shares (In thousands)	Weighted Average Exercise Price Per Share
Outstanding at January 31, 2003	**20,651**	**$ 33.37**
Granted	4,318	40.39
Canceled or expired	(1,129)	39.66
Exercised	(3,745)	26.20
Outstanding at January 30, 2004	**20,095**	**$ 35.68**
Granted	2,959	56.11
Canceled or expired	(759)	44.88
Exercised	(3,077)	30.18
Outstanding at January 28, 2005	**19,218**	**$ 39.56**
Granted	2,970	58.94
Canceled or expired	(486)	52.57
Exercised	(6,554)	34.77
Outstanding at February 3, 2006	**15,148**	**$ 45.01**
Exercisable at January 30, 2004	**7,525**	**$ 27.58**
Exercisable at January 28, 2005	**8,795**	**$ 30.93**
Exercisable at February 3, 2006	**9,703**	**$ 39.89**

	Outstanding			Exercisable	
Range of Exercise Prices	Options (In Thousands)	Weighted Average Remaining Term	Weighted Average Exercise Price	Options (In Thousands)	Weighted Average Exercise Price
$ 7.52 – $12.60	14	1.2	$ 10.74	14	$ 10.74
13.19 – 19.44	127	1.7	15.24	127	15.24
21.34 – 31.16	2,421	1.7	26.02	2,405	26.02
35.12 – 52.06	7,608	3.5	43.15	6,367	43.59
$53.75 – $66.11	4,978	5.7	57.95	790	56.75
Totals	**15,148**	**3.9**	**$ 45.01**	**9,703**	**$ 39.89**

The Company maintains the Lowe's Companies, Inc. Amended and Restated Directors' Stock Option and Deferred Stock Unit Plan for its non-employee directors (Directors' Plan). Prior to the amendment to the Directors' Plan in 2005, each non-employee Director was awarded 4,000 options on the date of the first board meeting after each annual meeting of the Company's shareholders (the award date). The options vested evenly over three years, expired after seven years and were assigned a price equal to the fair market value of the Company's common stock on the date of grant. Since the amendment, each non-employee Director is awarded a number of deferred stock units, which represent non-vested stock, equal to $85,000 based on the fair market value of the Company's common stock on the date of grant. The deferred stock units vest immediately. The maximum number of shares available for grant under the Directors' Plan is 500,000, subject to adjustment in the event of a stock dividend, stock split or other similar event as specified in the plan. No awards may be granted under the Directors' Plan after the award date in 2008. In 2005, 15,000 deferred stock units were awarded with a weighted average fair market value of $57.15. In 2005, the related expense (charged to stock compensation expense) for the options and awards was $1 million. The amount of stock compensation expense recognized in 2004 and 2003 was insignificant.

Stock option information related to the Directors' Plan is summarized as follows:

Directors' Stock Option Plans

	Shares (In thousands)	Weighted Average Exercise Price Per Share
Outstanding at January 31, 2003	**136**	**$ 34.38**
Granted	36	42.26
Exercised	(25)	28.74
Canceled or expired	(12)	43.03
Outstanding at January 30, 2004	**135**	**$ 36.77**
Granted	40	53.57
Exercised	(10)	27.62
Canceled or expired	(8)	42.83
Outstanding at January 28, 2005	**157**	**$ 41.28**
Granted	–	–
Exercised	(4)	25.84
Canceled or expired	(4)	49.80
Outstanding at February 3, 2006	**149**	**$ 41.46**
Exercisable at January 30, 2004	**71**	**$ 31.28**
Exercisable at January 28, 2005	**89**	**$ 34.96**
Exercisable at February 3, 2006	**117**	**$ 38.93**

	Outstanding			Exercisable	
Range of Exercise Prices	Options (In Thousands)	Weighted Average Remaining Term	Weighted Average Exercise Price	Options (In Thousands)	Weighted Average Exercise Price
$22.88 – $42.26	83	2.5	$ 33.97	74	$ 33.09
$47.16 – $53.57	66	4.4	50.75	43	49.16
Totals	**149**	**3.4**	**$ 41.46**	**117**	**$ 38.93**

The Company maintains a qualified Employee Stock Purchase Plan (ESPP) that allows eligible employees to participate in the purchase of designated shares of the Company's common stock. Ten million shares were authorized for this plan with 2,095,001 remaining available at February 3, 2006. The purchase price of the shares under the ESPP equals 85% of the closing price on the date of purchase. The Company issued 1,227,436; 1,331,294 and 1,441,518 shares of common stock pursuant to this plan during 2005, 2004 and 2003, respectively. As discussed in Note 1, effective February 1, 2003, the Company adopted the fair-value recognition provisions of SFAS No. 123 for all employee awards granted or modified after January 31, 2003. As a result, during 2005, 2004 and 2003, the Company recognized stock compensation expense totaling $11 million, $19 million and $13 million, respectively, relating to stock issued under the ESPP during that period, which is included in the $76 million, $70 million and $51 million in stock compensation expense recognized in 2005, 2004 and 2003, respectively.

Note 11 LEASES

The Company leases store facilities and land for certain store facilities under agreements with original terms generally of 20 years. For lease agreements that provide for escalating rent payments or free-rent occupancy periods, the Company recognizes rent expense on a straight-line basis over the non-cancelable lease term and any option renewal period where failure to exercise such option would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured. The lease term commences on the date when all conditions precedent to the Company's obligation to pay rent are satisfied. The leases generally contain provisions for four to six renewal options of five years each.

Some agreements also provide for contingent rentals based on sales performance in excess of specified minimums. In 2005, 2004 and 2003, contingent rentals were insignificant.

Certain equipment is also leased by the Company under agreements ranging from two to five years. These agreements typically contain renewal options providing for a renegotiation of the lease, at the Company's option, based on the fair market value at that time.

The future minimum rental payments required under capital and operating leases having initial or remaining non-cancelable lease terms in excess of one year are summarized as follows:

	Operating Leases		Capital Leases		
(In millions) Fiscal Year	Real Estate	Equipment	Real Estate	Equipment	Total
2006	$ 278	$ 1	$ 58	$ 1	$ 338
2007	280	1	59	–	340
2008	279	1	59	–	339
2009	278	–	58	–	336
2010	278	–	58	–	336
Later years	3,522	–	335	–	3,857
Total minimum Lease payments	**$ 4,915**	**$ 3**	**$ 627**	**$ 1**	**$ 5,546**
Total minimum capital lease payments			**$ 628**		
Less amount representing interest			228		
Present value of minimum lease payments			**400**		
Less current maturities			25		
Present value of minimum lease payments, *less current maturities*			**$ 375**		

Rental expenses under operating leases for real estate and equipment were $328 million, $271 million and $238 million in 2005, 2004 and 2003, respectively.

Note 12 EMPLOYEE RETIREMENT PLANS

The Company maintains a defined contribution retirement plan for its employees (the 401(k) Plan). Employees are eligible to participate in the 401(k) Plan after completing 90 days of continuous service. Participants are allowed to choose from a group of mutual funds in order to designate how both employer and employee contributions are to be invested. The Company's common stock is also one of the investment options for contributions to the 401(k) Plan. Company shares held on the participants' behalf by the 401(k) Plan are voted by the participants. The Company makes contributions to the 401(k) Plan each payroll period based upon a matching formula applied to employee contributions. In addition, the Company offers a performance match to eligible 401(k) Plan participants based on growth of Company earnings before taxes for the fiscal year. 401(k) Plan participants must have three or more years of employment service and be actively employed on the last day of the fiscal year to be eligible for the performance match. The performance match is funded in participant accounts in April of the following year. The Company's contributions to the 401(k) Plan vest immediately in the participant accounts. Once participants reach age 59½, they may elect to withdraw their entire 401(k) Plan balance. This is a one-time, in-service distribution option. Participants may also withdraw contributions and rollover contributions while still actively employed for reasons of hardship. In addition, participants with 20 or more years of service, who have an Employee Stock Ownership Plan carryforward account balance within the 401(k) Plan, can elect to receive a one-time, in-service distribution of 50% of this account balance.

The Company maintains a Benefit Restoration Plan (BRP) to provide benefits in addition to those provided under the 401(k) Plan to 401(k) Plan participants whose benefits are restricted as a result of certain provisions of the Internal Revenue Code of 1986.

The Company also maintains a non-qualified deferred compensation program called the Lowe's Cash Deferral Plan. This plan is designed to permit highly compensated employees to defer receipt of portions of their compensation, thereby delaying taxation on the deferral amount and on subsequent earnings until the balance is distributed. This plan does not provide for employer contributions.

The Company recognized expense associated with contributions to employee retirement plans of $136 million, $68 million and $83 million in 2005, 2004 and 2003, respectively.

Note 13 INCOME TAXES

The following is a reconciliation of the effective tax rate to the federal statutory tax rate for continuing operations:

	2005	2004	2003
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	3.6	3.5	3.1
Stock-based compensation expense	0.1	0.2	0.2
Other, net	(0.2)	(0.2)	(0.4)
Effective tax rate	**38.5%**	**38.5%**	**37.9%**

	Components of Income Tax Provision for Continuing Operations		
(In millions)	2005	2004	2003
Current			
Federal	$ 1,514	$ 1,077	$ 834
State	254	174	124
Total current	**1,768**	**1,251**	**958**
Deferred			
Federal	(28)	86	143
State	(5)	23	14
Total deferred	**(33)**	**109**	**157**
Total income tax provision	**$ 1,735**	**$ 1,360**	**$ 1,115**

The tax effect of cumulative temporary differences that gave rise to the deferred tax assets and liabilities at February 3, 2006, and January 28, 2005, is as follows:

	February 3, 2006		
(In millions)	Assets	Liabilities	Total
Excess property and store closing costs	$ 19	$ –	$ 19
Self-insurance	81	–	81
Depreciation	–	(804)	(804)
Rent	26	–	26
Vacation accrual	6	–	6
Sales returns reserve	44	–	44
Stock-based compensation expense	40	–	40
Other, net	19	(39)	(20)
Total	**$ 235**	**$ (843)**	**$ (608)**

	January 28, 2005		
(In millions)	Assets	Liabilities	Total
Excess property and store closing costs	$ 19	$ –	$ 19
Self-insurance	42	–	42
Depreciation	–	(776)	(776)
Rent	26	–	26
Vacation accrual	7	–	7
Sales returns reserve	43	–	43
Stock-based compensation expense	28	–	28
Other, net	14	(44)	(30)
Total	**$ 179**	**$ (820)**	**$ (641)**

Given the consistent profitability of past operations, the Company believes that the deferred tax assets will be recovered and that no valuation allowance is necessary.

The tax balances and income tax expense recognized by the Company are based on what management believes are reasonable interpretations of the tax statutes of multiple jurisdictions. Income tax expense reflects the Company's best estimates and assumptions regarding the level of future taxable income and interpretation of current tax statutes.

The Company believes that its tax positions are consistent with applicable tax laws and that they are supportable. However, management believes that certain positions are likely to be challenged by taxing authorities. These challenges include a review of the Company's tax filing positions, including the timing and amount of income and deductions in various tax jurisdictions. In evaluating liabilities associated with its various tax filing positions, the Company has accrued for probable liabilities resulting from tax assessments by tax authorities. The Company records these tax contingencies to address the potential exposures that can result from the diverse interpretations of tax statutes, rules and regulations. The amounts accrued were not material to the Company's consolidated financial statements in any of the years presented.

Note 14 COMMITMENTS AND CONTINGENCIES

The Company is a defendant in legal proceedings considered to be in the normal course of business, none of which, singularly or collectively, are believed to have a risk of having a material impact on the Company's financial statements. In evaluating liabilities associated with its various legal proceedings, the Company has accrued for probable liabilities associated with these matters. The amounts accrued were not material to the Company's consolidated financial statements in any of the years presented.

As of February 3, 2006, the Company had non-cancelable commitments related to purchases of merchandise inventory, property and construction of buildings, as well as commitments related to certain marketing and information technology programs of $1.6 billion. Payments under these commitments are scheduled to be made as follows: 2006, $650 million; 2007, $271 million; 2008, $215 million; 2009, $207 million; 2010, $207 million; thereafter, $4 million.

Note 15 OTHER INFORMATION

Net interest expense is comprised of the following:

(In millions)	2005	2004	2003
Long-term debt	$ 171	$ 159	$ 162
Mortgage interest	3	3	4
Capitalized leases	39	38	39
Short-term debt	1	–	–
Amortization of original issue discount and loan costs	17	20	19
Interest income	(45)	(16)	(18)
Interest capitalized	(28)	(28)	(26)
Net interest expense	**$ 158**	**$ 176**	**$ 180**

Supplemental Disclosures of Cash Flow Information:

(In millions)	2005	2004	2003
Cash paid for interest, net of amount capitalized	$ 173	$ 174	$ 179
Cash paid for income taxes	$ 1,593	$ 1,192	$ 926
Noncash investing and financing activities:			
Noncash fixed asset acquisitions, including assets acquired under capital lease	$ 175	$ 133	$ 102
Conversions of long-term debt to equity	$ 565	$ 6	–

Lowe's Companies, Inc.
Selected Financial Data (Unaudited)

(In millions, except per share data)	2005*	2004	2003	2002	2001
Selected statement of earnings data:					
Net sales	**$ 43,243**	**$ 36,464**	**$ 30,838**	**$ 26,112**	**$ 21,714**
Gross margin	**14,800**	**12,256**	**9,569**	**7,925**	**6,265**
Earnings from continuing operations	**2,771**	**2,176**	**1,829**	**1,479**	**969**
Earnings from discontinued operations, net of tax	–	–	15	12	13
Net earnings	**2,771**	**2,176**	**1,844**	**1,491**	**982**
Basic earnings per share – continuing operations	3.56	2.80	2.33	1.89	1.25
Basic earnings per share – discontinued operations	–	–	0.02	0.02	0.02
Basic earnings per share	**3.56**	**2.80**	**2.35**	**1.91**	**1.27**
Diluted earnings per share – continuing operations	3.46	2.71	2.26	1.84	1.21
Diluted earnings per share – discontinued operations	–	–	0.02	0.02	0.02
Diluted earnings per share	**3.46**	**2.71**	**2.28**	**1.86**	**1.23**
Dividends per share	$ 0.22	$ 0.15	$ 0.11	$ 0.09	$ 0.08
Selected balance sheet data:					
Total assets	$ 24,682	$ 21,138	$ 18,695	$ 15,796	$ 13,546
Long-term debt, excluding current maturities	$ 3,499	$ 3,060	$ 3,678	$ 3,736	$ 3,734

Selected Quarterly Data:

(In millions, except per share data)	First	Second	Third	Fourth*
2005				
Net sales	$ 9,913	$ 11,929	$ 10,592	$ 10,808
Gross margin	3,404	4,026	3,584	3,786
Net earnings	590	838	649	694
Basic earnings per share	0.76	1.08	0.83	0.89
Diluted earnings per share	$ 0.74	$ 1.05	$ 0.81	$ 0.87

(In millions, except per share data)	First	Second	Third	Fourth
2004				
Net sales	$ 8,681	$ 10,169	$ 9,064	$ 8,550
Gross margin	2,860	3,378	3,040	2,978
Net earnings	452	700	516	508
Basic earnings per share	0.58	0.90	0.67	0.66
Diluted earnings per share	$ 0.56	$ 0.87	$ 0.65	$ 0.64

Note: The selected financial data has been adjusted to present the 2003 disposal of the Contractor Yards as a discontinued operation for all periods.

* The fourth quarter of fiscal 2005 contained an additional week. Therefore fiscal 2005 contained 53 weeks, while all other years contained 52 weeks.

Sales by Product Category

(Dollars in millions)

Product Category	2005 Total Sales	2005 %	2004 Total Sales	2004 %	2003 Total Sales	2003 %
Appliances	$ 4,030	9%	$ 3,248	9%	$ 2,795	9%
Lumber	3,692	9	3,308	9	2,669	9
Millwork	2,950	7	2,439	7	2,044	7
Flooring	2,901	7	2,370	7	2,000	6
Paint	2,774	6	2,317	6	2,048	7
Building materials	2,759	6	2,233	6	1,833	6
Fashion plumbing	2,622	6	2,167	6	1,860	6
Tools	2,432	6	2,138	6	1,813	6
Lighting	2,415	6	2,089	6	1,857	6
Seasonal living	2,210	5	1,972	5	1,610	5
Hardware	2,121	5	1,785	5	1,497	5
Lawn & landscape products	2,055	5	1,794	5	1,561	5
Cabinets & countertops	1,832	4	1,428	4	1,053	3
Outdoor power equipment	1,830	4	1,511	4	1,211	4
Rough plumbing	1,416	3	1,161	3	981	3
Rough electrical	1,203	3	977	3	791	3
Walls / windows	1,058	3	911	3	808	3
Home environment	1,021	2	835	2	727	2
Nursery	976	2	857	2	775	2
Home organization	946	2	793	2	670	2
Other	–	–	131	–	235	1
Totals	$ 43,243	100%	$ 36,464	100%	$ 30,838	100%

Lowe's Stores by State

(As of February 3, 2006)

Alabama	31	Hawaii	3	Massachusetts	15	New Mexico	8	South Dakota	1
Alaska	4	Idaho	7	Michigan	41	New York	35	Tennessee	47
Arizona	18	Illinois	30	Minnesota	4	North Carolina	84	Texas	107
Arkansas	16	Indiana	39	Mississippi	20	North Dakota	3	Utah	9
California	69	Iowa	9	Missouri	28	Ohio	68	Virginia	52
Colorado	19	Kansas	9	Montana	3	Oklahoma	24	Washington	25
Connecticut	7	Kentucky	32	Nebraska	3	Oregon	11	West Virginia	18
Delaware	6	Louisiana	23	Nevada	12	Pennsylvania	57	Wisconsin	6
Florida	78	Maine	3	New Hampshire	4	Rhode Island	3	Wyoming	1
Georgia	53	Maryland	22	New Jersey	29	South Carolina	38	Total Stores	1,234

Lowe's Companies, Inc.
Stock Performance (Unaudited)

Quarterly Stock Price Range and Cash Dividend Payment

	Fiscal 2005			Fiscal 2004			Fiscal 2003		
	High	Low	Dividend	High	Low	Dividend	High	Low	Dividend
1st Quarter	$ 59.97	$ 50.72	$ 0.040	$ 58.66	$ 51.70	$ 0.030	$ 46.00	$ 33.37	$ 0.025
2nd Quarter	67.01	51.87	0.060	56.16	47.68	0.040	48.71	38.20	0.025
3rd Quarter	68.95	57.83	0.060	57.75	45.90	0.040	59.95	45.54	0.030
4th Quarter	$ 69.70	$ 59.65	$ 0.060	$ 60.54	$ 55.05	$ 0.040	$ 60.42	$ 50.75	$ 0.030

Monthly Stock Price and Trading Volume

	Fiscal 2005			Fiscal 2004		
	High	Low	Shares Traded	High	Low	Shares Traded
February	$ 59.97	$ 56.64	58,094,100	$ 58.66	$ 52.80	73,906,400
March	59.08	55.73	71,372,200	56.94	51.77	84,095,300
April	57.36	50.72	77,255,800	56.30	51.70	75,057,500
May	57.99	51.87	81,555,000	54.49	48.10	95,790,900
June	59.99	56.52	64,309,000	56.16	51.88	73,855,900
July	67.01	57.00	71,035,000	54.09	47.68	75,771,300
August	66.97	62.30	95,231,900	50.89	45.90	81,104,900
September	68.95	61.23	86,322,300	55.00	49.60	69,054,400
October	65.20	57.83	89,679,100	57.75	53.89	61,724,800
November	67.87	59.65	93,279,200	60.54	55.05	77,236,000
December	69.70	66.50	60,420,800	59.56	55.64	55,758,800
January	$ 67.41	$ 63.05	73,046,100	$ 58.33	$ 55.07	56,302,500

Source: *The Wall Street Journal*

Lowe's High/Low Stock Price
Adjusted for all splits



$75
$65
$55
$45
$35
$25
$15
$5
$0
92 93 94 95 96 97 98 99 00 01 02 03 04 05

Stock Splits and Stock Dividends
Since 1961

- A 100% stock dividend, effective April 5, 1966 (which had the net effect of a 2-for-1 stock split).
- A 2-for-1 stock split, effective November 18, 1969.
- A 50% stock dividend, effective November 30, 1971 (which had the net effect of a 3-for-2 stock split).
- A 33⅓% stock dividend, effective July 25, 1972 (which had the net effect of a 4-for-3 stock split).
- A 50% stock dividend, effective June 2, 1976 (which had the net effect of a 3-for-2 stock split).
- A 3-for-2 stock split, effective November 2, 1981.
- A 5-for-3 stock split, effective April 29, 1983.
- A 100% stock dividend, effective June 29, 1992 (which had the net effect of a 2-for-1 stock split).
- A 2-for-1 stock split, effective April 4, 1994.
- A 2-for-1 stock split, effective June 29, 1998.
- A 2-for-1 stock split, effective July 2, 2001.



1
2
4
6
8
12
18
30
60
120
240
480
61 66 69 71 72 76 81 83 92 94 98 01

Lowe's Companies, Inc.
Quarterly Review of Performance (Unaudited)

Earnings Statements

(In millions, except per share data)

	Fiscal 2005				Fiscal 2004			
Quarter Ended	2/3/06*	10/28/05	7/29/05	4/29/05	1/28/05	10/29/04	7/30/04	4/30/04
Net sales	**$ 10,808**	**$ 10,592**	**$ 11,929**	**$ 9,913**	**$ 8,550**	**$ 9,064**	**$ 10,169**	**$ 8,681**
Gross margin	**3,786**	**3,584**	**4,026**	**3,404**	**2,978**	**3,040**	**3,378**	**2,860**
Expenses:								
SG&A	2,303	2,212	2,363	2,136	1,834	1,906	1,969	1,853
Store opening costs	57	35	25	25	51	32	18	22
Depreciation	261	246	236	237	225	221	210	203
Interest	36	36	39	47	43	40	45	48
Total expenses	**2,657**	**2,529**	**2,663**	**2,445**	**2,153**	**2,199**	**2,242**	**2,126**
Pre-tax earnings	1,129	1,055	1,363	959	825	841	1,136	734
Income tax provision	435	406	525	369	317	325	436	282
Earnings from continuing operations	**694**	**649**	**838**	**590**	**508**	**516**	**700**	**452**
Earnings from discontinued operations, net of tax	–	–	–	–	–	–	–	–
Net earnings	**694**	**649**	**838**	**590**	**508**	**516**	**700**	**452**
Basic earnings per share	**0.89**	**0.83**	**1.08**	**0.76**	**0.66**	**0.67**	**0.90**	**0.58**
Diluted earnings per share	**$ 0.87**	**$ 0.81**	**$ 1.05**	**$ 0.74**	**$ 0.64**	**$ 0.65**	**$ 0.87**	**$ 0.56**

Earnings Statement Changes

(Changes from same quarter previous year, to nearest tenth percent)

	Fiscal 2005				Fiscal 2004			
Quarter Ended	2/3/06*	10/28/05	7/29/05	4/29/05	1/28/05	10/29/04	7/30/04	4/30/04
Net sales	**26.4%**	**16.9%**	**17.3%**	**14.2%**	**17.9%**	**16.2%**	**17.3%**	**22.0%**
Gross margin	**27.1**	**17.9**	**19.2**	**19.0**	**28.9**	**25.1**	**29.1**	**29.4**
Expenses:								
SG&A	25.6	16.1	20.0	15.3	32.6	31.0	38.6	40.5
Store opening costs	11.8	9.4	38.9	13.6	13.3	(13.5)	(33.3)	15.8
Depreciation	16.0	11.3	12.4	16.7	13.6	18.8	16.7	16.0
Interest	(16.3)	(10.0)	(13.3)	(2.1)	(4.4)	(4.8)	–	–
Total expenses	**23.4**	**15.0**	**18.8**	**15.0**	**28.8**	**27.8**	**34.0**	**36.2**
Pre-tax earnings	36.8	25.4	20.0	30.7	28.9	18.3	20.3	13.1
Income tax provision	37.2	24.9	20.4	30.9	29.4	20.8	22.5	15.1
Earnings from continuing operations	**36.6**	**25.8**	**19.7**	**30.5**	**28.6**	**16.7**	**19.0**	**11.9**
Earnings from discontinued operations, net of tax	–	–	–	–	(100.0)	(100.0)	(100.0)	(100.0)
Net earnings	**36.6**	**25.8**	**19.7**	**30.5**	**26.7**	**15.7**	**18.4**	**11.3**
Basic earnings per share	**34.8**	**23.9**	**20.0**	**33.3**	**29.4**	**17.5**	**20.0**	**9.6**
Diluted earnings per share	**35.9%**	**26.6%**	**20.7%**	**30.4%**	**30.6%**	**14.3%**	**19.2%**	**12.0%**

Earnings Statement Percentages

(Percent of sales to nearest hundredth; income tax is percent of pre-tax earnings)

	Fiscal 2005				Fiscal 2004			
Quarter Ended	2/3/06*	10/28/05	7/29/05	4/29/05	1/28/05	10/29/04	7/30/04	4/30/04
Net sales	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**
Gross margin	**35.04**	**33.83**	**33.75**	**34.34**	**34.83**	**33.54**	**33.22**	**32.95**
Expenses:								
SG&A	21.30	20.88	19.81	21.55	21.45	21.03	19.36	21.35
Store opening costs	0.53	0.33	0.21	0.25	0.60	0.35	0.17	0.25
Depreciation	2.43	2.32	1.98	2.39	2.63	2.44	2.08	2.34
Interest	0.33	0.34	0.33	0.47	0.50	0.44	0.44	0.55
Total expenses	**24.59**	**23.87**	**22.33**	**24.66**	**25.18**	**24.26**	**22.05**	**24.49**
Pre-tax earnings	10.45	9.96	11.42	9.68	9.65	9.28	11.17	8.46
Income tax provision	38.53	38.48	38.52	38.48	38.42	38.64	38.38	38.42
Earnings from continuing operations	**6.43**	**6.13**	**7.02**	**5.95**	**5.94**	**5.70**	**6.88**	**5.21**
Earnings from discontinued operations, net of tax	–	–	–	–	–	–	–	–
Net earnings	**6.43%**	**6.13%**	**7.02%**	**5.95%**	**5.94%**	**5.70%**	**6.88%**	**5.21%**

* The fourth quarter of fiscal 2005 contained an additional week.

Lowe's Companies, Inc.
Financial History (Unaudited)

10-YEAR FINANCIAL INFORMATION

Fiscal Years Ended On	5-year CGR %	February 3, 2006*	January 28, 2005	January 30, 2004	January 31, 2003	February 1, 2002
Stores and people [1]						
1 Number of stores	14.6	1,234	1,087	952	828	718
2 Square footage (in millions)	15.6	140.1	123.7	108.8	94.7	80.7
3 Number of employees	14.6	185,314	161,964	147,052	120,692	107,404
4 Customer transactions (in millions)	14.0	639	575	521	460	394
5 Average purchase		$ 67.67	$ 63.43	$ 59.21	$ 56.80	$ 55.05
Comparative income statements (in millions) [1]						
6 **Sales**	**18.7**	**$ 43,243**	**$ 36,464**	**$ 30,838**	**$ 26,112**	**$ 21,714**
7 Depreciation	19.4	980	859	739	617	509
8 Interest	5.5	158	176	180	182	174
9 Pre-tax earnings	29.5	4,506	3,536	2,944	2,372	1,535
10 *Income tax provision*	NM	1,735	1,360	1,115	893	566
11 **Earnings from continuing operations**	**28.7**	**2,771**	**2,176**	**1,829**	**1,479**	**969**
12 Earnings from discontinued operations, net of tax	NM	–	–	15	12	13
13 **Net earnings**	**28.3**	**2,771**	**2,176**	**1,844**	**1,491**	**982**
14 Cash dividends	26.4	171	116	87	66	60
15 Earnings retained	28.4	$ 2,600	$ 2,060	$ 1,757	$ 1,425	$ 922
Dollars per share (weighted average shares, assuming dilution) [1]						
16 **Sales**	**17.7**	**$ 53.85**	**$ 45.13**	**$ 37.79**	**$ 32.24**	**$ 26.97**
17 Earnings	27.2	3.46	2.71	2.28	1.86	1.23
18 Cash dividends	26.5	0.22	0.15	0.11	0.08	0.07
19 Earnings retained	27.3	3.24	2.55	2.15	1.76	1.15
20 Shareholders' equity	20.3	$ 17.86	$ 14.28	$ 12.52	$ 10.16	$ 8.18
Financial ratios						
21 Asset turnover [2]		2.05	1.95	1.95	1.93	1.92
22 Return on sales [3]		6.41%	5.97%	5.98%	5.71%	4.52%
23 Return on assets [4]		13.11%	11.64%	11.67%	11.01%	8.70%
24 Return on shareholders' equity [5]		24.02%	21.30%	22.40%	22.65%	18.03%
Comparative balance sheets (millions) [6]						
25 Total current assets	13.5	$ 7,831	$ 6,903	$ 6,466	$ 5,362	$ 4,818
26 Cash and short-term investments	13.3	876	813	1,624	1,126	853
27 Accounts receivable – net	(35.3)	18	9	146	169	163
28 Merchandise inventory – net	15.3	6,706	5,911	4,528	3,921	3,611
29 Other current assets	(8.7)	104	75	106	96	81
30 Fixed assets – net	18.6	16,354	13,911	11,819	10,245	8,565
31 Other assets	9.1	203	178	241	160	141
32 **Total assets**	**16.9**	**24,682**	**21,138**	**18,695**	**15,796**	**13,546**
33 Total current liabilities	14.9	5,832	5,648	4,144	3,360	2,940
34 Accounts payable	10.6	2,832	2,695	2,212	1,791	1,589
35 Other current liabilities	27.8	2,544	1,937	1,520	1,204	971
36 Long-term debt (excluding current maturities)	5.3	3,499	3,060	3,678	3,736	3,734
37 **Total liabilities**	**12.1**	**10,343**	**9,603**	**8,479**	**7,564**	**6,962**
38 **Shareholders' equity**	**21.4**	**$ 14,339**	**$ 11,535**	**$ 10,216**	**$ 8,232**	**$ 6,584**
39 Equity/long-term debt (excluding current maturities)		4.10	3.77	2.78	2.20	1.76
40 Year-end leverage factor: assets/equity		1.72	1.83	1.83	1.92	2.06
Shareholders, shares and book value						
41 Shareholders of record, year-end		27,427	27,071	26,553	25,405	19,277
42 Shares outstanding, year-end (in millions)		784	774	787	782	776
43 Weighted average shares, assuming dilution (in millions)		803	808	816	810	805
44 Book value per share		$ 18.29	$ 14.90	$ 12.98	$ 10.53	$ 8.49
Stock price during calendar year [7] (adjusted for stock splits)						
45 High		$ 69.70	$ 60.54	$ 60.42	$ 49.99	$ 48.88
46 Low		$ 50.72	$ 45.90	$ 33.37	$ 32.50	$ 24.79
47 Closing price December 31		$ 66.66	$ 57.59	$ 55.39	$ 37.50	$ 46.41
Price/earnings ratio						
48 High		20	22	27	27	40
49 Low		15	17	15	17	20

	February 2, 2001*	January 28, 2000	January 29, 1999	January 30, 1998	January 31, 1997	
1	624	550	497	456	410	1
2	67.8	57.0	47.8	39.9	33.7	2
3	93,669	85,145	71,792	63,261	57,859	3
4	342	299	268	230	195	4
5	$ 53.78	$ 51.73	$ 48.37	$ 46.77	$ 46.38	5
6	**$ 18,368**	**$ 15,445**	**$ 12,946**	**$ 10,779**	**$ 9,057**	6
7	403	330	283	251	205	7
8	121	85	81	71	55	8
9	1,238	1,021	751	569	462	9
10	454	373	273	205	162	10
11	**784**	**648**	**478**	**364**	**300**	11
12	14	15	13	11	10	12
13	**798**	**663**	**491**	**375**	**310**	13
14	53	48	41	38	35	14
15	$ 745	$ 615	$ 450	$ 337	$ 275	15
16	**$ 23.89**	**$ 20.11**	**$ 17.22**	**$ 14.55**	**$ 12.41**	16
17	1.04	0.86	0.65	0.51	0.42	17
18	0.07	0.06	0.05	0.05	0.05	18
19	0.97	0.80	0.60	0.45	0.38	19
20	$ 7.08	$ 6.07	$ 4.78	$ 4.00	$ 3.50	20
21	2.05	2.19	2.22	2.16	2.29	21
22	4.34%	4.29%	3.79%	3.48%	3.42%	22
23	8.91%	9.41%	8.42%	7.52%	7.83%	23
24	17.13%	18.45%	16.58%	14.66%	16.74%	24
25	$ 4,158	$ 3,688	$ 2,865	$ 2,427	$ 2,135	25
26	469	569	249	275	123	26
27	159	148	144	118	118	27
28	3,285	2,812	2,385	1,985	1,855	28
29	164	105	45	39	47	29
30	6,964	5,122	4,046	3,294	2,756	30
31	131	111	108	79	57	31
32	**11,287**	**8,952**	**7,047**	**5,835**	**4,984**	32
33	2,911	2,380	1,924	1,554	1,443	33
34	1,708	1,561	1,221	1,036	978	34
35	745	401	270	241	213	35
36	2,698	1,727	1,364	1,191	876	36
37	**5,841**	**4,293**	**3,453**	**2,874**	**2,426**	37
38	**$ 5,446**	**$ 4,658**	**$ 3,594**	**$ 2,961**	**$ 2,558**	38
39	2.02	2.70	2.63	2.49	2.92	39
40	2.07	1.92	1.96	1.97	1.95	40
41	16,895	15,446	14,508	12,386	12,530	41
42	766	765	749	738	731	42
43	769	768	752	741	730	43
44	$ 7.11	$ 6.09	$ 4.80	$ 4.01	$ 3.50	44
45	$ 33.63	$ 33.22	$ 29.37	$ 12.89	$ 10.88	45
46	$ 17.13	$ 21.50	$ 11.93	$ 8.09	$ 7.16	46
47	$ 22.25	$ 29.88	$ 25.59	$ 11.93	$ 8.91	47
48	32	39	45	25	26	48
49	16	25	18	16	17	49

Explanatory Notes:

1 Amounts herein reflect the Contractor Yards as a discontinued operation.

2 Asset Turnover: Sales divided by Beginning Assets

3 Return on Sales: Net Earnings divided by Sales

4 Return on Assets: Net Earnings divided by Beginning Assets

5 Return on Shareholders' Equity: Net Earnings divided by Beginning Equity

6 Certain amounts have been reclassified to conform to current classification

7 Stock Price Source: *The Wall Street Journal*

* Fiscal year contained 53 weeks. All other years contained 52 weeks.

NM = not meaningful

CGR = compound growth rate

Board of Directors

LOWE'S COMPANIES, INC.

Robert A. Niblock
Chairman, President and Chief Executive Officer, Lowe's Companies, Inc., Mooresville, NC[3*]

Leonard L. Berry, Ph.D.
Distinguished Professor of Marketing, M.B. Zale Chair in Retailing and Marketing Leadership, and Professor of Humanities in Medicine, Texas A&M University, College Station, TX[2,4]

Peter C. Browning
Non-Executive Chairman, Nucor Corporation, Charlotte, NC[1,3,4*]

Paul Fulton
Chairman of the Board, Bassett Furniture Industries, Bassett, VA[2*,3,4]

Dawn E. Hudson
President and Chief Executive Officer, Pepsi-Cola North America, Purchase, NY[2,4]

Robert A. Ingram
Vice Chairman Pharmaceuticals, GlaxoSmithKline; Chairman of the Board, OSI Pharmaceuticals, Melville, NY[2,4]

Robert L. Johnson
Founder and Chairman, RLJ Companies, Bethesda, MD[1,4]

Marshall O. Larsen
Chairman, President and Chief Executive Officer, Goodrich Corporation, Charlotte, NC[2,4]

Richard K. Lochridge
President, Lochridge & Company, Inc., Boston, MA[1*,3,4]

Stephen F. Page
Retired Vice Chairman and Chief Financial Officer, United Technologies Corporation, Hartford, CT[1,4]

O. Temple Sloan, Jr.
Chairman and Chief Executive Officer, The International Group, Inc., Raleigh, NC[1,4]

Committee Membership
1 – Audit Committee
2 – Compensation and Organization Committee
3 – Executive Committee
4 – Governance Committee
* 2005 Committee Chairman

Executive Management

LOWE'S COMPANIES, INC.

Robert A. Niblock
Chairman, President and Chief Executive Officer

Larry D. Stone
Senior Executive Vice President – Merchandising/Marketing

Gregory M. Bridgeford
Executive Vice President – Business Development

Charles W. (Nick) Canter, Jr.
Executive Vice President – Store Operations

Robert F. Hull, Jr.
Executive Vice President and Chief Financial Officer

Joseph M. Mabry, Jr.
Executive Vice President – Logistics and Distribution

Theresa A. Anderson
Senior Vice President and General Merchandising Manager – Home and Outdoor Living

Maureen K. Ausura
Senior Vice President – Human Resources

Michael K. Brown
Senior Vice President – Store Operations (South Central)

Marshall A. Croom
Senior Vice President – Merchandising and Store Support

Ricky D. Damron
Senior Vice President – Store Operations (Northeast)

William W. (Bill) Edwards
Senior Vice President – Store Operations (North Central)

James M. Frasso
Senior Vice President – Store Operations (Southeast)

Robert J. Gfeller, Jr.
Senior Vice President – Marketing and Advertising

R. Vaughn Hayes
Senior Vice President – Store Planning and Environment

Matthew V. Hollifield
Senior Vice President and Chief Accounting Officer

John L. Kasberger
Senior Vice President and General Merchandising Manager – Hardlines

Ross W. McCanless
Senior Vice President, General Counsel and Secretary

Michael K. Menser
Senior Vice President and General Merchandising Manager – Home Décor

N. Brian Peace
Senior Vice President – Corporate Affairs

K. Scott Plemmons
Senior Vice President – Specialty Sales

David E. Shelton
Senior Vice President – Real Estate/Engineering and Construction

Eric D. Sowder
Senior Vice President – Logistics

John David Steed
Senior Vice President and General Merchandising Manager – Building Products

Steven M. Stone
Senior Vice President and Chief Information Officer

Stephen J. Szilagyi
Senior Vice President – Distribution

Robert F. Wagner
Senior Vice President – Store Operations (West)

Corporate and Investor Information

Lowe's files reports with the Securities and Exchange Commission (SEC), including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any other filings required by the SEC. Certifications by Lowe's Chief Executive Officer and Chief Financial Officer regarding the quality of the Company's public disclosure are included in Lowe's SEC reports as required by the Sarbanes-Oxley Act of 2002. In addition, in 2005, Lowe's Chief Executive Officer provided the New York Stock Exchange the annual CEO certification regarding Lowe's compliance with the New York Stock Exchange's corporate governance listing standards.

The reports Lowe's files with the SEC, and all amendments to those reports, are available without charge on Lowe's website (www.Lowes.com) as soon as reasonably practicable after Lowe's files them with or furnishes them to the SEC.

Copies of Lowe's 2005 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, and Annual Report to Shareholders are available without charge upon written request to the Secretary at Lowe's corporate offices or by calling 888-345-6937.

Additional information available on our website includes our Corporate Governance Guidelines, Board of Directors Committee Charters, Code of Business Conduct and Ethics, and Social Responsibility Report, as well as other financial information. Written copies are available to shareholders on request.

Corporate Offices
1000 Lowe's Boulevard
Mooresville, NC 28117
704-758-1000

Lowe's Website
www.Lowes.com

Stock Transfer Agent & Registrar, Dividend Disbursing Agent and Dividend Reinvesting Agent
Computershare Trust Company N.A.
P.O. Box 43010
Providence, RI 02940

For direct deposit of dividends, registered shareholders may call Computershare toll-free at 877-282-1174.

Registered shareholders with e-mail addresses can send account inquiries electronically to Computershare through its website at **www.computershare.com/equiserve**.

Registered shareholders may access their accounts online by visiting **www.computershare.com/equiserve** and clicking on Shareholder Services, Account Access.

Investors can join Lowe's Stock Advantage Direct Stock Purchase Plan by visiting **www.Lowes.com/investor** and clicking on Buy Stock Direct.

Dividends
Lowe's has paid a cash dividend each quarter since becoming a public company in 1961.

Dividend declaration dates are usually the middle of fiscal April, July, October and January.

Dividend payment dates are usually the last of fiscal April, July, October and January.

Annual Meeting Date
May 25, 2006 at 10:00 a.m.
Renaissance Charlotte Suites Hotel
Charlotte, North Carolina

Stock Trading Information
Lowe's common stock is listed on the New York Stock Exchange (Ticker Symbol: LOW)

General Counsel
Ross W. McCanless
Senior Vice President,
General Counsel & Secretary
704-758-1000

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
1100 Carillon Building
227 West Trade Street
Charlotte, NC 28202-1675
704-887-1690

Shareholder Services
Shareholders' and security analysts' inquiries should be directed to:
Paul Taaffe
Vice President, Investor Relations
704-758-2033

For copies of financial information:
888-34LOWES (888-345-6937)
or visit **www.Lowes.com/investor**

Public Relations
Media inquiries should be directed to:
Chris Ahearn
Vice President, Public Relations
704-758-2304
www.Lowes.com/presspass

To view Lowe's Social Responsibility Report, visit:
www.Lowes.com/socialresponsibility

At least 90% of the fiber used to manufacture this paper comes from well-managed forests certified to a sustainable forest management standard with 10% made from post-consumer recycled fiber.

DOMTAR EarthChoice®
High quality paper with a conscience

Lowe's Companies, Inc. 1000 Lowe's Boulevard Mooresville, NC 28117 www.Lowes.com


Lowe's Stores
Regional Distribution Centers
Existing Stores
New Stores In 2005

Lowe's Vision

Lowe's Vision is to be our Customers' first choice for home improvement in each and every market we serve. To earn our Customers' trust and meet their individual needs, we will provide valued solutions with the best prices, products and services that make our Customers' lives easier.

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